metabolic

RECEIVED

2005 OCT -5 P 12:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 September, 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corpor[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

05011647

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
1 September 2005	ASIC	Form 484 – Change to Company Details	5
1 September 2005	ASX	Appendix 3Y – Change of Director's Interest	3
7 September 2005	ASX	CEO to Present at Biotechnology Conference	3
26 September 2005	ASIC	Form 388	46
27 September 2005	ASX	Release of Securities from Escrow	2
27 September 2005	ASX	Annual Report 2005 & Notice of AGM	70

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC27-9-05.doc)

File No. 82-34880

Australian Securities & Investments Commission

RECEIVED

2005 OCT -5 P 12:

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
57418576

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St. Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this
 hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
01/09/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member *address*

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name
13013 Arroyo De Vista NE

Suburb/City
Albuquerque

State/Territory
New Mexico

Postcode
87111

Country (if not Australia)
USA

Date of change
For members' address changes, use the date of change to the members' register

Date of change
26/05/05
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, *principal place of business, etc.*

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a *later date specified in the notice.*

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no
if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: VOS Given names: Evert Cornelis

Date of birth
26/02/38
[D D] [M M] [Y Y]

Place of birth (town/city): Bussum (state/country): Netherlands

2 Family name: Given names:

Date of birth
__/__/__
[D D] [M M] [Y Y]

Place of birth (town/city): (state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name: Given names:

2 Family name: Given names:

When a member is a company, not a person

1 Company name (only if a member)

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	19,083,774	61 cents	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

02/09/04

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
Ordinary		254,410,601	$67,584,434	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

02/09/04

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

C4 Changes to the register of members See attached Appendix A

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

METABOLIC PHARMACEUTICALS LIMITED
ACN 083 866 862
TOP 20 SHAREHOLDERS
AS AT 1 SEPTEMBER 2005

Rank	Name	Address	Class Code	Units
1	Polychip Pharmaceuticals Pty Ltd	10 Wallace Avenue Toorak Vic 3142	Ord	48,012,701
2	Monash Investment Holdings Pty Ltd	Admin Building 3a Monash University Wellington Road Clayton Vic 3168	Ord	21,677,520
3	National Nominees Limited	P O Box 1406m Melbourne Vic 3001	Ord	9,347,344
4	Jalitech Pty Ltd <Frank Man-Woon Ng A/C>	144 Edgevale Road Kew Vic 3101	Ord	5,002,480
5	Peters Investments Pty Ltd	Po Box 137 Victoria Park WA 6979	Ord	4,500,000
6	J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange NSW 1225	Ord	3,685,774
7	Citicorp Nominees Pty Limited <Cfsil Cwlth Boff Super A/C>	GPO Box 764g Melbourne Vic 3001	Ord	2,644,584
8	Westpac Custodian Nominees Limited	50 Pitt Street, Sydney NSW 2000	Ord	2,351,574
9	Niako Investments Pty Ltd	Po Box 1135 Clayton South Vic 3169	Ord	2,069,256
10	Schirm Private Equity Lp	St James Chambers 64a Athol Street Douglas Isle Of Man IM1 1JE UK GBR	Ord	1,639,344
11	Health Super Pty Ltd	C/- National Nominees Limited GPO Box 1406m Melbourne Vic 3001	Ord	1,367,900
12	Oceanfront Properties Pty Ltd <Isa Lei Super Fund A/C>	PO Box 261 Fremantle WA 6959	Ord	1,365,496
13	Mrs Kay Mitris	Po Box 1135 Clayton South Vic 3169	Ord	1,100,000
14	ANZ Nominees Limited	GPO Box 2842aa Melbourne Vic 3001	Ord	1,081,904
15	Oceanfront Properties Pty Ltd	Po Box 261 Fremantle WA 6959	Ord	1,058,196
16	Bermuda Trust (Guernsey) Ltd <Clover Account>	Bermuda Ho St Julians Avenue St Peter Port Guernsey Gy1 3nf Channel Islands, Cil	Ord	1,005,500
17	Mr David Kenley	21 Halstead Street Caulfield North Vic 3161	Ord	1,000,000
18	Mr Frank Ng	144 Edgevale Road Kew Vic 3101	Ord	1,000,000
19	Mr Charles Ovadia + Mrs Maureen Elizabeth Ovadia	20/10 Levesinet Drive Hunters Hill NSW 2110	Ord	1,000,000
20	Mr Barry Moran + Mrs Maureen Patricia Moran	Po Box 3120 Doonkuna Estate Winery Barton Highway Murrumbateman NSW 2582	Ord	980,000

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/09/2005

TIME: 14:31:48

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice - Roland Scollay

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ROLAND SCOLLAY**
Date of last notice	**22 November 2002**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 AUGUST 2005
No. of securities held prior to change	NIL
Class	Fully Paid Ordinary Shares
Number acquired	20,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,000
No. of securities held after change	20,000 Fully Paid Ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2005 OCT -5 P 12:07

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/09/2005

TIME: 09:56:54

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolic CEO to Present at Biotechnology Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Metabolic Pharmaceuticals CEO to present at biotechnology conference

7 September 2005

The CEO of Metabolic, Dr Roland Scollay, will be presenting a paper at the Southern Cross Equities biotechnology conference entitled "DNA, Devices and Dealers 2005" in Sydney today at 11.15am (program and details available at: www.asx.com.au/investor/industry/biotech/seminars.htm). The presentation addresses general issues surrounding the communication of complex scientific data to the markets, using examples from Metabolic's recent Phase 2B human clinical trial on its obesity drug, AOD9604. A copy of the presentation is available at www.metabolic.com.au, following the tabs to Investor Relations and then to Presentations.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to build a substantial pipeline of innovative medicines, each of which will have a major impact on global medical problems, to the benefit of patients and shareholders alike. The Company currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2b clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further dose finding study will commence in Q4 this year, with expected completion in late 2006.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of the year.

Contact Information:

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
Phone: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
Phone: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
Phone: +61-3-9860-5700

ASIC registered agent number

lodging party or agent name Metabolic Pharmaceuticals Limited
office, level, building name or PO Box no. Level 3
street number & name 509 St Kilda Road
suburb/city Melbourne state/territory VIC postcode 3004
telephone (03) 9860 5700
facsimile (03) 9860 5777
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

copy of financial statements and reports

form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322
Corporations Regulations
1.0.08

Name Metabolic Pharmaceuticals Limited
ACN / ~~ARBN / ARSN/PIN~~ 083 866 862

Reason for lodgement of statements and reports

tick the appropriate box

- ☑ A public company **or** a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- ☐ A registered scheme* (B)
- ☐ Amendment of financial statements or directors' report (company) (C)
- ☐ Amendment of financial statements or directors' report (registered scheme)* (D)
- ☐ A large proprietary company that is not a disclosing entity (H)
- ☐ A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- ☐ A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- ☐ A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 1 / 7 / 2004 and ends 30 / 6 / 2005 (d/m/y)
Date of Annual General Meeting (if applicable) 28 / 10 / 05

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?..

Auditor report

Were the financial statements audited? **Yes** ☑ **No** ☐

If yes: Does the auditor's report (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes ☐ No ☑
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes ☐ No ☑

If no: Is there a class order exemption current for audit relief? **Yes** ☐ **No** ☑

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names)

Auditor Registration no:

office	level	building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm Ernst & Young

office	level	building name

street number & name Level 23, 120 Collins Street

suburb / city Melbourne state / territory VIC postcode 3000

Business Registration number (if applicable) State / Territory registered in

date of appointment (d/m/y) 24/6/2002

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))
statement of financial performance for the year (profit and loss statement)
statement of financial position as at the end of the year (balance sheet)
statement of cash flows for the year
if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))
disclosures required by the regulations
notes required by the accounting standards
any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked (**A**) are a true copy of the annual reports required under Section 319.

print name Belinda Shave capacity Company Secretary

sign here BShave date 26-9-05

• NOTE: Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



Board of Directors: Dr Arthur Emmett | Dr Roland Scollay

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") resolved to submit the following report together with the accounts in respect of the financial year ended 30 June, 2005.

Board of Directors

All Directors held their position as a Director throughout the entire financial year.

This section contains the following information for each Director:

- each Director's qualifications, experience and special responsibilities;
- all directorships of other listed companies held by each Director (at any time in the three years immediately before the end of the financial year and period for which each directorship has been held); and
- qualifications and experience of the Company Secretary.

Dr Arthur Emmett, Non-Executive Chairman, MB, BS

Dr Arthur Emmett received a medical degree at Sydney University in 1959. For seven years from 1971 he was Medical Director of the Australian affiliates of G.D. Searle, Parke Davis and W.S. Merrell. Dr Emmett spent the next 20 years with Ciba Geigy (now Novartis). In 1983 he was appointed Business Head North America, UK and the Nordic area based in Switzerland and in 1988 was made Head of Worldwide Medical Affairs. In 1989 he was appointed Senior Vice-President, Medical & Public Affairs, based in the USA. In 1994 he was appointed President and Vice-Chairman of the Board of Beijing Ciba Geigy Pharma Limited. Since 1997 Dr Emmett has periodically acted as a health care consultant in China.

Dr Emmett brings to the Board a medical background, a wealth of experience in drug development, the management of global pharmaceutical companies and extensive experience as a Non-Executive Director of biotechnology companies. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Proteome Systems Limited (three months).

Dr Roland Scollay, CEO / Managing Director, BSc, PhD, GAICD

Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005, having been a Non-Executive Director of the Company since November 2002. Dr Scollay gained his PhD in immunology at the John Curtin School of Medical Research in 1972 in Canberra. He then spent 24 years as a research scientist, including 13 years at the prestigious Walter and Eliza Hall Institute and eight years at institutions in the USA and Europe, publishing more than 150 papers and articles. In the mid-nineties, he moved to the USA and worked in two biotechnology companies (SyStemix and Genetic Therapy Inc) as Vice President of Research and in Novartis, a global pharmaceutical company, as a member of their global Research Management Board.

In 2000 Dr Scollay took a position as Chief Scientific Officer and subsequently President and Chief Executive Office at Genteric, a San Francisco based, venture capital funded, start-up company. He then returned to Australia in 2002 to take a position at Monash University as Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences.

Dr Scollay brings to the Board a strong scientific background and a keen understanding of the commercial drug development process, including insight into the workings of large pharmaceutical companies. He also has extensive experience and training in the management and governance of small companies, and in business and finance. He is a graduate of the Australian Institute of Company Directors. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Nil.

Dr Chris Belyea, Chief Scientific Officer, BSc(Hons), PhD, FIPAA

Dr Belyea relinquished his role as the CEO / Managing Director of Metabolic on 1 February 2005, to take up the position of Chief Scientific Officer. Dr Chris Belyea received his PhD in physics from the University of Melbourne and is a registered Patent Attorney. From 1991 Dr Belyea was a Patent Attorney with Griffith Hack & Co. and in 1996 joined Circadian Technologies Limited as Licensing and Projects Manager. In 1998, he became the founding CEO / Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX in 2001.

Dr Belyea brings to the Board the corporate memory of Metabolic, strong scientific and patent skills, and extensive experience in the creative management and growth of public biotechnology companies. His responsibilities include identifying and selecting new research and development opportunities to expand the Company's pipeline. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Antisense Therapeutics Limited (five years).

Dr Evert Vos, Non-Executive Director, BSc(Hons), BMedSc, PhD, MD, MFPM

Dr Evert Vos, a Non-Executive Director of the Company, received an honours degree in physiology and a PhD in pharmacology from the University of Alberta in Canada. He earned a medical degree from Memorial University of Newfoundland. Since 1977 he has gained extensive experience in the pharmaceutical industry, working initially with Smith Kline & French (now Glaxo Smith Kline), and subsequently with Ciba Geigy Canada (now Novartis) as Director of Clinical Investigation. For 11 years until 1997, he was a member of the Management Committee as Vice President for Medical Affairs and Research and Development for Ciba Pharmaceuticals. He has served


Dr Chris Belyea
Dr Evert Vos
Mr Patrick Sutch
Ms Belinda Shave

on the Boards of several scientific societies, as well as on national committees including the Medical Research Council of Canada. Until 2002, Dr Vos held the full-time position of Director of Medical and Regulatory Affairs. Currently he resides in Albuquerque, USA, where he is in the Faculty of Medicine at the University of New Mexico and is an attending physician in the Heart Failure Clinics of the Division of Cardiology. Since moving to the USA, Dr Vos continues to contribute as a consultant to Metabolic as Medical Director.

Dr Vos brings to the Board skills as a practicing physician and extensive experience in medical and regulatory affairs from both within and outside pharmaceutical companies. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Nil

Mr Patrick Sutch, Non-Executive Director

Mr Patrick Sutch, a Non-Executive Director of the Company since May 2004, spent 26 years with the Hongkong and Shanghai Banking Corporation (now HSBC) gaining extensive international banking experience. He left HSBC in 1992 as its Vice President – International Marketing (Financial Institutions) New York. In 1993 he joined NASDAQ International Limited, based in London and gained significant experience in his role as Vice President and Managing Director, Asia Pacific. He was responsible for identifying and assisting companies in preparation for NASDAQ listings. In June 2000, he received the NASDAQ President's Award for outstanding performance and dedicated service.

Mr Sutch brings to the Board extensive experience and connections within global financial markets. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Nil

Ms Belinda Shave, Financial Controller / Company Secretary

Ms Belinda Shave worked for several years as a Legal Executive before entering the pharmaceutical research and development field, where, over the past 18 years, she has gained considerable experience in the areas of financial management and compliance matters. Ms Shave was initially employed by Circadian Technologies Limited, a substantial shareholder of Metabolic. In 1998, she joined Metabolic as Financial Controller and in September 2003, was appointed Company Secretary. Ms Shave is an affiliate member of Chartered Secretaries Australia.

Executive Management

This report outlines profiles of each Executive and their respective key responsibility areas.

Dr Roland Scollay, CEO / Managing Director, BSc, PhD, GAICD

Refer to the Board of Directors section in this Directors' Report

Dr Chris Belyea, Chief Scientific Officer, BSc(Hons), PhD, FIPAA

Refer to the Board of Directors section in this Directors' Report

Ms Belinda Shave, Financial Controller / Company Secretary

Refer to the Board of Directors section in this Directors' Report

Dr Caroline Herd, Vice President – Clinical Development, BSc, PhD

Dr Caroline Herd returned to Australia in November 2001, after working in the UK for 12 years, to join Metabolic as Associate Director – Drug Development and in April 2002 became Vice President – Clinical Development. Dr Herd received her PhD in pharmacology from the University of Adelaide in 1990. Her doctoral studies included both clinical and pre-clinical research conducted at the Royal Adelaide Hospital and at Sandoz AG, Basel, respectively. Her post-doctoral studies were conducted in the Department of Pharmacology, Kings College London, in the areas of thrombosis and respiratory disease. During this time she was involved in collaborations with numerous research institutions, including the Pasteur Institute, Paris and the University of Perugia, Italy.

In 1998 Dr Herd joined AstraZeneca (formerly Astra Pharmaceuticals) in Loughborough, UK, where she was involved in the clinical development of new drugs. Dr Herd is experienced in a range of therapeutic areas gained both within academia and industry. She is the author of over 25 papers, book chapters and review articles.

Dr Herd is responsible for the management of Metabolic's clinical programs.

Dr Mary Saleh, Vice President – Research, BSc(Hons), PhD

Dr Mary Saleh was appointed Vice President - Research in 2000. Dr Saleh received her PhD in Neurobiology from the Walter and Eliza Hall Institute of Medical Research, The University of Melbourne in 1988. She conducted her post-doctoral research at the prestigious Salk Institute for Biological Studies in La Jolla, California, where she was a member of the Center for Human (chromosome 11) Genome Research team.

Upon her return to Australia in 1992, Dr Saleh joined Prince Henry's Institute for Medical Research. She then joined the Department of Surgery at The University of Melbourne in 1993, where she initiated and managed a successful Gene Therapy research laboratory aimed at developing new therapies for brain tumours. Dr Saleh has trained numerous students and post-doctoral scientists during her career.

Dr Saleh is experienced in many aspects of academic and commercial research and has over 40 publications and articles, including original papers in peer-reviewed journals. Dr Saleh is responsible for the coordination and management of scientific research conducted by the Company in support of its development projects.



Executive Management: Dr Roland Scollay · Dr Chris Belyea · Ms Belinda Shave



Researcher culturing [illegible]



Dr Caroline Herd
Dr Mary Saleh
Mr David Smith
Dr Andrea McCracken

Mr David Smith, Manufacturing Manager, BSc

Following the completion of his studies in Industrial Chemistry in 1985, Mr Smith moved from Ireland to the UK to work for Sterling-Winthrop at their Northumberland facility. Mr Smith worked in a variety of manufacturing roles relating to the manufacture of drug substances for Sterling Drug and third party contract manufacture. In 1989, following the acquisition of Sterling-Winthrop by Eastman-Kodak, Mr Smith joined Eastman Chemical Company as International Business Development Manager for the Fine Chemical Division, managing third party manufacture of pharmaceuticals, agrochemicals and photo chemicals. Mr Smith joined Sigma-Aldrich in 1994 and worked in a number of positions including Vice President - Operations for their European Fine Chemical Division and Vice President - Global Business Development for Fine Chemicals. Mr Smith joined Metabolic in August 2003 after moving to Melbourne from the UK.

Mr Smith is responsible for managing contractors for the manufacturing and formulation of clinical supplies and overall project management.

Dr Andrea McCracken, Research Manager, BAppSc (Hons), PhD

Dr Andrea McCracken obtained her PhD in molecular microbiology from Queensland University of Technology in 1999. Her post-doctoral research was conducted at the University of Texas – Houston Health Science Center where she studied bacterial transcription factors. Dr McCracken joined Cubist Pharmaceuticals (Boston) in 2001 where she was involved in mechanism studies of antibiotics. Dr McCracken returned to Australia in 2002 to take up the position of applications specialist for Ciphergen Biosystems (USA), a role in which she supported and collaborated with academic and commercial researchers using protein chip technology.

Dr McCracken joined Metabolic in July 2003 and is responsible for the management of pre-clinical drug development and analytical support programs.

Principal Activities

Metabolic is building a pipeline of innovative pharmaceutical compounds with the aim of providing important drugs for major world markets. The Company's primary focus has been, and remains, the clinical development of AOD9604, Metabolic's most advanced compound, with the aim of providing an improved prescription obesity drug with a unique mode of action. Increasingly important is the clinical development of the Company's second drug, ACV1 for pain, which entered a Phase 1 human clinical trial in June 2005, on schedule.

The principal activities of the Company during and since the period under review were:

- completion of dosing for a 300-patient multi-centre Phase 2B human clinical trial for AOD9604;
- announcement of results of the Phase 2B human clinical trial for AOD9604 in December 2004;
- planning and preparation for a Phase 2B human clinical trial dose finding study of AOD9604, scheduled to commence in late 2005;
- completion of a pre-clinical package for ACV1;
- commencement of a Phase 1 human clinical trial for ACV1 in June 2005;
- collaboration with New Zealand-based Neuren Pharmaceuticals Limited;
- continued development of pre-clinical compounds;
- initiation of a Level 1 American Depositary Receipts (ADR) program in the USA; and
- ongoing evaluation of potential compounds for in-license or acquisition.

Employees & Operating Model

Metabolic currently employs 20 full-time and part-time permanent employees, comprised of 12 head office corporate employees and eight laboratory employees.

The Company's operating model is to make optimum use of outsourcing to expert contractors and consultants on a worldwide basis to gain access to the best possible expertise in each facet of the Company's development operations. Metabolic's contracting and consultancy network is worldwide, concentrated mostly in North America and Europe but also increasingly in Australia, covering all aspects of the drug development process including toxicology, manufacturing, formulation, clinical trials and regulatory affairs.

These outsourcing activities are closely controlled by the Company's growing team, now numbering seven specialists in clinical, pre-clinical, scientific and manufacturing development.

Metabolic's Board oversees the strategic direction of the Company and has the benefit of high level international experience in finance, clinical development and pharmaceutical marketing.

In tandem with outsourced activities, Metabolic's internal laboratory supports key aspects of the pre-clinical and clinical development and scientific research into basic mechanisms of the Company's development compounds. The laboratory has continued to expand its capabilities as specific needs are identified, with eight scientists employed in a dedicated leased facility at the Baker Heart Research Institute in Melbourne, just a few hundred metres from the corporate office.

Review of Operations

Clinical Stage Projects

Introduction

During 2004, Metabolic completed the Phase 2B human clinical trial of AOD9604. This trial revealed that AOD9604 had a broader range of effective doses than predicted, with the best activity achieved at the lowest dose, an unexpected finding. This has resulted in delays in development of approximately 18 months as we learn more about the optimal dose. The trial did show that AOD9604 had an excellent safety profile and competitive efficacy, thereby reducing two of the main risk factors for the further development of the compound. The new dose finding study will begin in the fourth quarter of 2005.

During the period under review, Metabolic added a second drug to the clinic with the commencement, on schedule, of a Phase 1 human clinical trial for ACV1, the Company's peptide drug for pain. Subject to a positive outcome of this trial, a Phase 2A human clinical trial should begin in the second quarter of 2006. Having two drugs with high potential in Phase 2 human clinical trials will place Metabolic among the leading biotechnology organisations in Australia. The diagram below shows the development stages of Metabolic's various projects, including those in the pre-clinical stage. As discussed earlier, Metabolic will be seeking to add additional drugs to the clinical development pipeline over the next few of years.

AOD9604

Background to Obesity and the Metabolic Syndrome

Obesity is a condition now suffered by more than 20% of the adult population in developed countries, or more than 300 million adults worldwide. In addition, more than 50% of adults in developed countries are overweight and are potential candidates for pharmaceutical intervention. Obesity is the western world's most common health problem.

In recent years, increasing emphasis has been placed by governments throughout the world on this growing public health concern. One USA study found that obesity is nearly three times more dangerous than smoking, with the health costs of the obese 77% higher than the non-obese, compared with 28% higher for smokers.

Currently, the two most popular obesity drugs act to suppress food intake, either by affecting the brain to reduce appetite or by affecting the gut to reduce absorption of dietary fat. Both are accompanied by significant side effects.

On the other side of the fat storage equation from food intake is the way the body stores and metabolises energy sources. There is growing interest in understanding and targeting the fundamental metabolic changes which accompany and may exacerbate obesity, loosely grouped under the term "metabolic syndrome" or "syndrome X". One of the changes occurring in metabolic syndrome is a reduction in the levels of growth hormone.


Clinical
Research
Pre-clinical
Phase 1
Phase 2
Phase 3
Commercialisation
AOD9604
(obesity)
ACV1
(pain)
ADD
(type 2 diabetes)
NRP
(Neuro-regenerative
Peptides)



The AOD9604 Technology

Metabolic acquired AOD9604 in its pre-clinical stage from Monash University. AOD9604 acts on fat metabolism and is modelled on the active fat reducing portion of the human growth hormone molecule.

Growth hormone occurs naturally in the body and is involved in promoting growth, particularly in children and adolescents. However, it also has a profound metabolic role throughout life. Blood levels of growth hormone normally decline as an individual ages, but the obese state also brings about low growth hormone levels as part of the metabolic syndrome. A consequence of low growth hormone levels is a reduced ability to metabolise (burn) fat. Intact growth hormone is not feasible as an obesity treatment due to its unwanted effects on growth and other side effects, and is currently marketed only as a treatment for short stature or other specific growth hormone deficiencies.

The key idea of the Company's technology, first invented in 1996, is that only a small fragment at one end of the growth hormone molecule is needed to produce the beneficial effects on fat metabolism, and this fragment does not produce the undesirable growth effects. AOD9604 is a chemically synthesized molecule that is similar to the active small fragment at the end of the growth hormone molecule. AOD9604, when dosed orally once per day, retains the benefits of the intact growth hormone molecule on fat metabolism, without the unwanted growth effects.

AOD9604 may provide a more effective and better tolerated treatment for obesity than existing obesity drugs. If the AOD9604 clinical development succeeds, the drug will be the first obesity drug primarily acting on a specific metabolic deficit in obesity. This targeted approach and anticipated high level of tolerability could lead to a high level of doctor and patient acceptance.

Independent Research / Forecasts

As existing medications for obesity fall well short of satisfying patient needs, the development of improved obesity medications is a high opportunity research area. The best results achieved in clinical trials with existing drugs show that there is considerable room for improvement in both efficacy and the side effect profile. The limited usefulness and undesirable side effect profile of existing drugs account for the fact that total worldwide annual sales of prescription obesity drugs are only approximately US$1 billion in a potential market estimated at US$30 billion or more.

Competitive Environment and Market Positioning

Obesity treatments capture the public imagination and over the years many compounds derived from natural plant or animal extracts have been sold accompanied by extravagant weight reducing claims. Such compounds have rarely, if ever, been subjected to the rigors of proper scientific testing required for prescription drugs.

The competitive environment for AOD9604 is the current and future prescription market for obesity drugs. The current prescription market is dominated by two oral drugs which reduce calorie intake, one which reduces calorie intake by acting in the gut to reduce the digestion of fats in the diet (Xenical®) and another which reduces calorie intake by acting in the brain to reduce appetite (Meridia®). Both drugs have significant side effect issues.

The only other drug which is further along the development path than AOD9604 is Acomplia (pharmaceutical: Sanofi–Aventis) which functions as an appetite suppressant. This drug has completed a Phase 3 human clinical trial and is awaiting approval for market. If this drug proves successful in the market, it will be entirely complementary to AOD9604 rather than in competition with it. Detailed tables on the competitive environment for AOD9604 can be viewed in the *Our Business* section on www.metabolic.com.au.

Clinical Development Progress

AOD9604 passed the initial single-dose safety phase of clinical development (Phase 1 human clinical trial) in 2001 in non-obese subjects. In 2002 and 2003, short term trials in obese male subjects established that the drug is active on fat metabolism after both intravenous and oral administration.

During 2004, the Company completed the first weight loss trial on AOD9604. The double-blinded, placebo-controlled Phase 2B human clinical trial was conducted to internationally accepted standards at five specialty hospital-based obesity clinics in Melbourne (two sites), Adelaide, Sydney and Brisbane.

The primary aim of the trial was to measure weight loss and fat loss after 12 weeks of daily oral dosing in 300 obese males and females, compared to placebo.

The results of the trial provided evidence that AOD9604 has competitive efficacy on both weight and waistline, and based on the results so far, shows excellent tolerability as an obesity therapy. In addition, beneficial trends were seen in cholesterol profiles and in the risk of developing type 2 diabetes, the two major health risks associated with obesity. Although the primary end point (weight loss at 3 months) at the 1 mg dose was just outside statistical significance, the secondary end point (rate of weight loss over 3 months) was highly significant and strongly supported by numerous other significant comparisons and trends within the overall data set.

As the lowest dose (1 mg) used in the trial was the most effective, a further Phase 2 human clinical trial is needed to confirm the findings and to assess whether a daily dose slightly lower than 1 mg may be the most effective. This study will explore doses of 0.25, 0.5 and 1 mg compared to placebo and will extend the total treatment period to 24 weeks. This study is expected to begin in late 2005, and dosing is expected to be completed in late 2006.



ACV1 – marine cone snail – Conus Victoriae.



Molecular model of ACV1, a Conus peptide α-conotoxin that targets receptor-linked ion channels in the nervous system. ACV1 is currently being developed as a novel analgesic for neuropathic pain conditions such as painful diabetic neuropathy.

Laboratory studies conducted since the conclusion of the clinical trial support the concept that lower doses may be as or more effective then the 1 mg dose and like the trial, showed a peak of activity at lower doses.

Based on the current *Food & Drug Administration (FDA) guideline for the clinical evaluation of weight-control drugs*, the final stage of clinical testing prior to marketing approval, the Phase 3 human clinical trial, requires approximately 1,500 patients treated for one year, with approximately one third of those patients being treated for an extra year as a safety follow-up. This means a Phase 3 study would take at least two years and cost a minimum of A$30 million.

Manufacturing Development

The Company is well advanced in the development of a feasible manufacturing process to supply Phase 3 human clinical trial medication and market supply of AOD9604 with a European contractor. Now that the optimal effective dose has been established to lie at or below 1 mg daily, the economics and availability of infrastructure for market scale manufacture using conventional chemical synthesis methods is assured.

USA Clinical Advisory Panel

In addition to collaborating with the opinion leaders in our local region, Metabolic has a USA Clinical Advisory Panel which comprises three eminent USA obesity experts, to advise and consult with Metabolic on the further clinical development of AOD9604 in the USA context. The panel members are:

- Dr Louis Aronne – Professor of Medicine at Cornell University in New York and current President of the North American Association for the Study of Obesity;
- Dr George Bray – Boyd Professor at Louisiana State University (LSU) and Professor of Medicine at the LSU Medical Center; and
- Dr Michael Jensen – Professor of Medicine at Mayo Clinic (Former President of the North American Association for the Study of Obesity).

Government Support

The Phase 2B human clinical trial on AOD9604 was supported in part by an Australian Government START grant of A$2.1 million from AusIndustry.

ACV1

Background to Chronic and Neuropathic Pain

Pain is the most common symptom for which patients seek medical attention. It is experienced by people worldwide, both young and old. A survey conducted in the USA estimated that four out of 10 adults experience pain daily and nine out of 10 experience pain monthly. Drugs used for the management of pain form a large segment of the pharmaceutical market.

Neuropathic ("nerve") pain is the most difficult form of pain to treat. Neuropathic pain is a form of chronic pain, which is persistently generated and serves no beneficial function for the affected individual. Patients suffering neuropathic pain typically present with a range of symptoms, including allodynia (pain from a normally non-painful stimulus), hyperalgesia (an increased response to a painful stimulus) and spontaneous pain.

The ACV1 Technology

The molecule now known as ACV1 was discovered by Associate Professor Bruce Livett and fellow scientists associated with the University of Melbourne. Metabolic acquired an exclusive worldwide license to the ACV1 technology from the inventors, in late 2003.

ACV1 is a 16 amino acid peptide compound discovered in the venom of the Australian marine cone snail, Conus Victoriae, one of a class of cone snails which prey on shellfish. Cone snails have evolved a rich cocktail of peptides in their venom, which act together by a variety of mechanisms in the nervous system to quickly immobilise or kill their prey. These peptides are known as conotoxins – small, disulphide-rich peptides that each potently and specifically target channels or receptors in the nervous system.

In mammals, ACV1 is safe but has profound direct effects on pain sensing nerves in the peripheral nervous system called C-fibres. It blocks a subtype of a broad class of receptors called neuronal nicotinic acetylcholine receptors (nAChR) which reside on the C-fibres. ACV1 has been shown to directly reduce the sensitivity of C-fibres. It is the first drug to utilise this biochemical mechanism.

ACV1 has been tested in several well-established animal pain models and shows efficacy in relieving the characteristic pain symptoms of neuropathy, allodynia and hyperalgesia, following subcutaneous (s.c.) or intramuscular (i.m.) dosing. In addition, evidence suggests that ACV1 accelerates the recovery of injured nerves and tissues.



Associate Professor Bruce Livett, principal inventor of ACV1

Figure 1. The effect of ACV1 on allodynic responses in rats with drug-induced diabetic nerve damage.
Mean ± standard error of the mean (SEM)



Paw Withdrawal Threshold (g)
0
2
4
6
8
10
12
14
end of treatment
Time (days)
ACV1 300 µg/kg
Placebo

The vertical axis shows increasing ability to tolerate a light touch in a hypersensitized animal – in other words, improvement in neuropathic pain. The improvement is maintained for at least 10 days following cessation of treatment, suggesting long-term recovery of the nerves.

Figure 2. ACV1 reduces levels of markers of tissue damage (oxidative stress) following 4 weeks of once-daily treatment to rats with drug-induced diabetic nerve pain. Mean ± SEM.



Lipid hydroperoxide levels in nerves of rats treated with ACV1 or placebo
Lipid hydroperoxide (µM/mg)
0.0
0.1
0.2
0.3
0.4
0.5
Non-diabetic + placebo
Diabetic placebo
Diabetic ACV1 300 µg/kg



Nitrotyrosine levels in systemic blood of rats treated with ACV1 or placebo
Nitrotyrosine (ng/ml)
0
400
800
1200
Non-diabetic + placebo
Diabetic placebo
Diabetic ACV1 300 µg/kg

The vertical axes show levels of biochemical indicators of nerve damage. In both cases, these indicators are significantly reduced following the treatment with ACV1.

The first target clinical indication for ACV1 is neuropathic pain associated with diabetes, a market with billion dollar annual sales potential. However the potential range of indications for ACV1 extends to postherpetic neuralgia ("shingles" pain), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatments.

Independent Research / Forecasts

Neuropathic pain, the lead indication for ACV1, is suffered by 1% of the western world's population, with conditions such as diabetic neuropathy, postherpetic neuralgia and trigeminal neuralgia. Analysts predict that a safe and effective therapy for neuropathic pain would gain immediate acceptance by doctors because the current treatments are largely ineffective. With such a large market for analgesics to treat neuropathic pain, an effective therapy could potentially reap significant rewards.

The total global pain drug market is approximately US$40 billion and projected to grow to US$75 billion by 2010 (Espicom Business Intelligence, 2005). The prescription drug market for neuropathic pain (the current market targeted for ACV1) is currently US$2.5 billion and is forecast to grow to US$5.5 billion by 2010 (Espicom Business Intelligence, 2005). Until recently, only one drug (Neurontin) has addressed this market segment, with only one third of patients gaining clinically significant relief. Neurontin had global sales in 2004 of US$2.7 billion (including some use for seizures).

Description of Competitive Environment

Neuropathic pain typically responds poorly to conventional analgesics such as morphine or aspirin. Current therapy for neuropathic pain relies largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have well-documented side effects, including in some cases addiction and only limited efficacy for this indication. Only a small number of treatments have been approved for neuropathic pain syndromes, including carbamazepine, gabapentin, pregabalin and duloxetine. However not all patients obtain clinically significant pain relief. In addition, side effects such as somnolence, nausea, dizziness and fatigue are common. Detailed tables on the competitive environment for ACV1 can be viewed in the Our Business section on www.metabolic.com.au.

Clinical Development Progress

Since in-licensing of the worldwide rights to ACV1 in late 2003, excellent progress has been made on the ACV1 development program. A comprehensive pre-clinical safety package was completed on schedule early in 2005, intended to support early phase clinical testing of up to one month duration in humans.

In June 2005, a Phase 1 human clinical trial (safety trial) was commenced on schedule. At the time of writing this report, the randomised, double-blind, placebo-controlled trial is being conducted in up to 60 healthy male volunteers. The main aim is to assess the safety, tolerability, and pharmacokinetics of both single doses and multiple (7) daily doses of ACV1 administered by subcutaneous injection.

The trial is expected to be completed and results announced by the end of 2005. A positive outcome would allow Phase 2 human clinical trials (safety and efficacy trials) in patients suffering from neuropathic pain to be conducted in 2006.

The first indication targeted for ACV1 in Phase 2 human clinical trials is likely to be diabetic neuropathy, the neuropathic pain experienced by diabetic patients. However, as stated earlier, the potential range of indications for ACV1 extends to postherpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatments.

Although ACV1 is currently administered subcutaneously, other delivery modes, such as nasal or oral are currently under investigation.

Government Support

The Phase 1 human clinical trial on ACV1 is being supported in part by an AusIndustry Commercial Ready Grant of approximately A$450,000, announced in June 2005.

Building the Pipeline – Discovery Stage Projects

Introduction

The two drugs that Metabolic has in the clinic to date were developed in-house from pre-clinical projects, taken through further pharmacology, toxicity studies and human research ethics committee approval into the various clinical trials. This is a very cost effective way of building Metabolic's pipeline. Metabolic is investing modest resources in discovery research projects which could also lead to new high value drugs which would go through the same process. These projects remain relatively low profile until there is some more certainty that they will lead to a clinical outcome. Whilst these pre-clinical projects may not add significantly to the market valuation of Metabolic, they do represent an important potential source of new drugs for the Company.

Neuro-regenerative Peptides (NRPs)

In March 2005 Metabolic entered into a collaboration with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) "Neuren", to co-develop Neuren's class of Neuro-regenerative Peptides (NRPs) for the treatment of degenerative conditions such as peripheral neuropathy, motor neuron disease and repairing the brain or nerves after injuries such as spinal cord injury. Neuren and Metabolic will jointly develop the NRPs project with all intellectual property and commercial outcomes to be equally shared.

The joint collaboration had been awarded NZ$635,000 (A$580,000) in grant funding from the Australia New Zealand Biotechnology Partnership Fund which is part of the New Zealand Government's Growth and Innovation Framework, designed to assist and speed collaboration between New Zealand and Australian biotechnology companies. The grant will meet 25% of the eligible project costs with Neuren contributing 25% and Metabolic 50%.

The NRPs are a novel class of small peptides displaying a range of biological effects important in both protection and regeneration of nervous system tissue. Neuren scientists have discovered a neuroactive factor present in the brain tissue of developing animals and from this initial work a family of human genes has been identified. The NRPs are designed from those genes, possess a broad array of effects on nervous tissue and are active at extremely low concentrations, protecting the nerve cells against injury and encouraging repair and regrowth.

Experiments performed by Neuren to date on animal models of human disease including stroke and multiple sclerosis have shown potent protective activity. The broad range of effects of the NRPs presents many possible applications to treat diseases of the nervous system for which there is significant need for improved therapies.



Neuren and Metabolic are working together to develop a lead compound for clinical development and assess its efficacy in a range of animal models of neuropathic conditions, including large market diseases of the peripheral nervous system such as diabetic neuropathy, motor neuron disease and extremely challenging conditions such as regrowth of nerves after spinal cord injury.

When sufficient supporting data are in hand the companies intend to promote the lead molecule into formal pre-clinical development and to enter into clinical development for the most promising indication.

Type 2 Diabetes

Metabolic has an interest in novel compounds for the treatment of type 2 diabetes and is conducting research to identify a candidate compound suitable for clinical development. This work is continuing.

Laboratory

In addition to the outsourcing activities which help drive the pre-clinical and clinical development of Metabolic's projects, the ability to engage in sophisticated in-house scientific and technical experimentation is a key asset of the Company.

Metabolic employs eight highly skilled scientists located in leased laboratory premises at the Baker Heart Research Institute, close to Metabolic's Head Office in Melbourne. The activities of the laboratory support the development of the Company's projects by enhancing the scientific understanding of the compounds in development and in development of assay methods.

The laboratory houses all of the scientific expertise and state of the art equipment required to undertake research programs encompassing protein chemistry, cell biology and analytical chemistry. This has enabled Metabolic to conduct basic research in areas such as the mechanism of action of its lead drugs as well as research support for ongoing clinical trials, including stability bioassays and capsule/tablet release testing. The Company's highly skilled staff have been trained to comply with industry standards in all aspects of occupational health and safety and radiation safety. Metabolic's laboratory is a certified Physical Containment Level 2 (PC2) facility.

Patents and Publications

A comprehensive list of published patents, patent applications, scientific articles and presentations on the Company's projects can be viewed in the Our Business section on www.metabolic.com.au.

Significant Changes in the State of Affairs

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

Financial Results & Position

The loss by the Company for the year ended 30 June 2005 after the provision for income tax of nil was A$10,764,589 (2004: A$9,543,526). This result has been achieved after fully expensing all research, development, and patent costs, amounting to A$8,958,840. Income for the period totalled A$792,288, including interest income of A$675,515 and grant income of A$116,773.

Metabolic currently has approximately A$19 million in cash reserves. These funds should be sufficient to complete the Phase 2 human clinical trial (dose finding study) for AOD9604, and to complete the current Phase 1 human clinical trial for ACV1. Metabolic has no borrowings.

Funding Arrangements

Capital Raisings

During the period under review capital raised included:

- A$1,817,817 from the exercise of 2,914,102 unlisted options (ASX codes: MBPAU; MBPAM; MBPAO; MBPAQ; MBPAS); and
- A$10,000,000 from the issue of 16,393,446 ordinary fully paid shares at A$0.61 per share, through a private placement to domestic and offshore institutional, professional and sophisticated investors.

AusIndustry Grant

During the period under review Metabolic was awarded a Commercial Ready grant of approximately A$450,000 for ACV1.

Dividends

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the period under review. No cash dividends have been paid or declared since the beginning of the financial year by the Company.

Earnings Per Share

	Cents
Basic earnings per share	(4.68)
Diluted earnings per share	(4.68)

As the Company made a loss for the year ended 30 June 2005, potential ordinary shares, being options to acquire ordinary shares, are considered non-dulutive and therefore not included in the diluted earnings per share calculation.

Strategic Overview

Metabolic's corporate strategy for the next two to three years includes three main components that aim to increase shareholder value:

1. Continue the development of Metabolic's existing clinical stage drugs AOD9604 and ACV1 as efficiently as practicable;
2. Provide the necessary capital either through the issue of further equity or through the proceeds of partnering Metabolic's existing drugs; and
3. Expand the pipeline with additional clinical stage drugs.

Clearly, the main activities for Metabolic relate to advancing its two clinical stage drugs, AOD9604 and ACV1. Success with either one could produce important drugs with major benefits for the shareholders of the Company and the Australian biotechnology sector.

However, there is strong rationale to look beyond these two drugs and add additional promising clinical stage drugs to Metabolic's pipeline, namely:

- To create more value from our core competency;
- To build critical mass, diversify and reduce risk; and
- To generate more news flow and increased liquidity.

The Board believes it can access the resources to progress an expanded pipeline at the optimal rate, without negatively impacting on Metabolic's existing clinical programs. It is the intention of the Company to add at least one or two clinical stage drugs to the pipeline over the next few years, if suitable candidates can be found.

In the past, Metabolic has acquired new drugs at the pre-clinical stage from research institutions and taken them through pre-clinical development and into clinical testing. This is a very cost effective way to add projects, but typically it takes at least two years to move a laboratory project into clinical trial, where the industry places the most value. We will continue this approach.

In order to reach critical mass more quickly, Metabolic may also access drugs which are either very close to, or already in the clinic. This can be done by in-licensing, collaborations, or merger and acquisition activity, and all these strategies will be regularly reviewed by the Board. It is the view of the Board that for Metabolic, critical mass could mean at least four to five high potential drugs in clinical development.

As with Metabolic's current practice, new drugs entering the pipeline must address major existing or potential markets and have some clear competitive advantage. These may or may not be in the same therapeutic areas as the Company's existing drugs.

Metabolic intends to fund its expansion strategy by raising capital against specific initiatives when the time arises, and/or to use the proceeds of partnering deals around its existing drugs.

Partnerships with Major Pharmaceutical Companies

Securing a licensing arrangement with a global pharmaceutical company partner for late stage (Phase 3 human clinical trial) development and marketing is the normal path to market for a development stage biotechnology company such as Metabolic.

In relation to AOD9604, Metabolic's management has had or is in discussion with more than half of the top twenty multinational pharmaceutical companies. All have expressed high levels of interest in the drug and in the outcome of the upcoming dose finding study. Some have chosen to wait for the outcome of that study, while others are currently looking at ways to engage with the Company in the meantime. It is envisaged that a more lucrative deal could be entered into upon completion of the dose finding study, however, an earlier deal would facilitate the strategic activities discussed above. The various options are under continuous review by management and the Board.

In relation to ACV1, there is already considerable partner interest which management is following. Again, the timing must take into account the strategic as well as the absolute value of any deal.

Collaborations

Entering into early stage collaborations with fellow biotechnology companies can reap future benefits from risk sharing and synergies.

Earlier this year Metabolic entered a collaboration with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) "Neuren", whereby Metabolic is working with Neuren to develop Neuro-regenerative Peptides (NRPs) that have potential in treating degenerative diseases of the nervous system. The inclusion of these NRPs in Metabolic's research pipeline gives the Company a strong focus in the area of neurobiology, with ACV1 addressing neuropathic pain. Evidence suggests that ACV1 may also have its own neuro-protective characteristics.



Likely Developments

In the 2005-06 financial year, Metabolic expects to:

- complete a Phase 1 human clinical trial for ACV1;
- commence a Phase 2B human clinical trial for AOD9604;
- commence the next human clinical trial for ACV1;
- progress development of early stage compounds;
- evaluate other potential compounds for possible in-licensing; and
- raise further capital for strategic initiatives as required.

In the opinion of the Directors it would prejudice the interests of the Company to provide additional information, except as contained in this report, relating to likely developments in the operations of the Company.

Board Monitoring

The Board monitors the Company's overall performance, from its implementation of the mission statement and strategic plan through to the performance of the Company against operating plans and financial budgets.

Board and Committee Meetings

The number of meetings of the Board of Directors, Board Committees and Director attendance at those meetings during the year under review was:

Director	Full Board	Audit	Remuneration
Total number of meetings	6	3	3
Dr Arthur Emmett	6	3	3
Dr Roland Scollay	6	3	3
Dr Chris Belyea	6	–	–
Dr Evert Vos	5(6)	–	–
Mr Patrick Sutch	6	3	2(3)

Where a Director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the Director was eligible to attend is shown in brackets. For further details regarding the Board and Committees please refer to the Corporate Governance Statement.

Directors' Shareholdings and Declared Interests

As at the date of this report the interests of the Directors in the Company's shares are:

Director	Shares held directly	Shares held indirectly
Dr Arthur Emmett	257,692	136,500
Dr Roland Scollay	–	–
Dr Chris Belyea	224,077	240,000
Dr Evert Vos	283,077	–
Mr Patrick Sutch	–	–

As at 30 June, 2005 and as at the date of this report, no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in the Company's Annual Report.

Further details on the equity interests of Directors can be found in the Annual Financial Report (Note 14).

Indemnification and Insurance of Directors and Officers

During the period under review, the Company indemnified its Directors, Company Secretaries and Executive Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and Company Secretaries against any liability incurred by them in their capacity as Directors or Company Secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, Company Secretaries and Executive Officers for the period under review. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Significant Events After the Balance Date

Metabolic raised A$4.04 million in its Share Purchase Plan (SPP) offer to shareholders, which closed on Friday 15 July, 2005. This offer resulted in the issue of 6,628,833 shares at a price of $0.61 per share.

With the exception of the above capital raising, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or the financial statements that has significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

Environmental Regulation

Other than the general laboratory standards and guidelines, Metabolic is not subject to significant environmental regulations.

Inherent Risks of Investment in Biotechnology Companies

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This Annual Report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements.

Auditor's Independence and Non-Audit Services

The directors received the following declaration from the auditor of Metabolic Pharmaceuticals Limited.

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to the audit of the financial report of Metabolic Pharmaceuticals Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner

Melbourne
25 August 2005

Non-Audit Services

During the period under review the amount received, or due and receivable for non-audit services provided by the Company's auditor, Ernst & Young were:

– preparation of the Company's Income Tax Return *A$2,000*

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.



Corporate Governance Statement

Introduction

The Board of Metabolic is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

This statement describes Metabolic's corporate governance framework, which predominantly reflects the 10 Principles of Good Corporate Governance and 28 Best Practice Recommendations established by the ASX Corporate Governance Council in March 2003. Metabolic's compliance with these Principles and Recommendations can be summarised as follows:

Principles (Recommendations)	Metabolic's Compliance
1. Lay solid foundations for management and oversight	✓
2. Structure the Board to add value	
(2.1 A majority of the Board should be independent Directors)	Departure
(2.4 The Board should establish a Nomination Committee)	Departure
3. Promote ethical and responsible decision-making	✓
4. Safeguard integrity in financial reporting	✓
5. Make timely and balanced disclosure	✓
6. Respect the rights of shareholders	✓
7. Recognise and manage risk	✓
8. Encourage enhanced performance	✓
9. Remunerate fairly and responsibly	✓
10. Recognise the legitimate interests of stakeholders	✓

Metabolic carried out a comprehensive review of its corporate governance policies and practices to determine to what extent the Company had followed the above mentioned Principles of Good Corporate Governance and Best Practice Recommendations. This review revealed that Metabolic was compliant with 26 of the 28 Best Practice Recommendations for the entire period under review. Due to the size and nature of its operations, Metabolic has determined that in a few instances the Company is best served by policies that vary from these Best Practice Recommendations. Any departures from the *Best Practice Recommendations* are discussed below, together with supplementary comments on key *Principles of Good Corporate Governance.*

Structure the Board to add Value

The skills, experience and expertise relevant to the position of Director held by each Director in office at the date of this report are included in the Directors' Report under the section headed *Board of Directors.* Directors of Metabolic are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

A Majority of the Board should be Independent Directors (Recommendation 2.1)

In the context of Director independence, to be considered independent, a Non-Executive Director may not have a direct or indirect material relationship with the Company. The Board has determined that a material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a Director's exercise of judgement on behalf of the Company and its shareholders.

The table below sets out the name, position, independence and tenure of each Director who served on the Board during the period under review:

Name	Position	Independence	Term in Office
Dr Arthur Emmett	Chairman – Non-Executive Director	Independent	7 years
Dr Roland Scollay	CEO / Managing Director – Executive Director	Non-independent	3 years
Dr Chris Belyea	Chief Scientific Officer – Executive Director	Non-independent	7 years
Dr Evert Vos	Medical Director – Non-Executive Director	Non-independent	7 years
Mr Patrick Sutch	Non-Executive Director	Independent	1 year

At the date of this report the Board consists of five directors, only two of which are deemed independent, namely the Chairman, Dr Arthur Emmett and Mr Patrick Sutch. The Board is actively seeking additional Board Members to move towards a majority of independent directors.

The Board has adopted procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

The Board should Establish a Nomination Committee (Recommendation 2.4)

As Metabolic has a relatively small Board, a formal Nomination Committee has not been established as no real efficiencies would be gained from the existence of such a committee.

To ensure the Board is well equipped to discharge its responsibilities, it has guidelines for the nomination and selection of Directors and for the operation of the Board. The charter of the Nomination Committee has been incorporated into the Board Charter and as such the Board considers all matters that would be relevant for a Nomination Committee, including a regular assessment of the size, composition and skill mix of the Board.

Safeguard Integrity in Financial Reporting

The Board should Establish an Audit Committee (Recommendation 4.2)

The Audit Committee operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements.

The Audit Committee is responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review.

Structure of the Audit Committee (Recommendation 4.3)

Members of the Audit Committee during the period under review included Mr Sutch (Chairperson), Dr Emmett and Dr Scollay. Metabolic was fully compliant with the membership requirements outlined in ASX Listing Rule12.7 for companies included in the ASX All Ordinaries Index until 1 February 2005, as follows:

- only Non-Executive Directors;
- a majority of independent Directors;
- an independent chairperson, who is not chairperson of the Board; and
- at least three members.

On 1 February 2005, Dr Scollay was appointed as CEO / Managing Director, thus changing the composition of the Audit Committee to two Non-Executive Directors and one Executive Director. From 1 February 2005 to 30 June 2005, Metabolic was compliant with the transitional requirements of Listing Rule 12.7 which permitted Audit Committees to have a majority of Non-Executive Directors. These transitional arrangements expired on 30 June 2005. The Board is cognisant of the need, as from 1 July 2005, to appoint a further Non-Executive Director to serve on the Audit Committee and is actively moving towards this goal.

Details of the names and qualifications of the members of the Audit Committee are included in the Board of Directors section in this Directors' Report.

The partner of the Company's external auditor is invited to attend Audit Committee meetings as required. For details of the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Directors' Meetings section in this Directors' Report.

Respect the Rights of Shareholders

Metabolic is committed to providing shareholders with access to relevant information to make an informed assessment of the Company's operations, risk profile, business strategies and future prospects. Metabolic communicates regularly with its shareholders, within the parameters of its Continuous Disclosure Policy and Communications Policy, using the following:

- quarterly Investor Update distributed to all shareholders;
- the Annual Report which is distributed to all shareholders who choose to receive it;
- the half yearly report provided to the ASX;
- website disclosure of all ASX announcements, Media Releases and Board Policies; and
- the Annual General Meeting and other meetings so called to obtain approval for Board actions as appropriate.



In June 2005, Metabolic initiated a campaign to encourage shareholders to elect to receive communications electronically. This initiative serves the best interests of shareholders by facilitating the delivery of the Annual Report, Notice of Meeting and other shareholder communications by electronic means, thus reducing costs and protecting the environment.

Encourage Enhanced Performance

Disclose the Process for Performance Evaluation of the Board, its Committees and Individual Directors and Executives (Recommendation 8.1)

Evaluating Board performance and the performance of key Executives is a fundamental element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. Details relating to the policy for performance evaluation and the amount of remuneration (monetary and non-monetary) paid to each Director and Specified Executives are set out in the Remuneration Report section of this Directors' Report.

Remunerate Fairly and Responsibly

It is the Company's objective to provide maximum shareholder benefit from the retention of high quality Directors and Executives by remunerating fairly and appropriately with reference to relevant market conditions.

It is important to recognise that the corporate performance of Biotechnology companies can not be measured using the same fundamentals commonly used in other industries. Given the inherent high-risk nature of the Biotechnology Industry, the direct correlation of Executive rewards and key financial performance measures such as Share Price, TSR, Net Earnings Per Share or Company Earnings, in the view of the Board, is inappropriate.

Provide Disclosure in relation to the Company's Remuneration Policies (Recommendation 9.1)

A comprehensive description of Metabolic's Remuneration policies and procedures, including details of the costs and benefits of those policies, and the link between remuneration and performance are set out in the Remuneration Report.

The Board should Establish a Remuneration Committee (Recommendation 9.2)

Remuneration of Directors and Executives is established by the Remuneration Committee. This Committee consists of three Directors with the majority being independent, including an independent Chairman. The members of the Remuneration Committee during the period under review were Dr Emmett (Chairman), Dr Scollay and Mr Sutch.

The Remuneration Committee is responsible for advising the Board on remuneration policies and practices, and makes specific recommendations on remuneration packages and other terms of employment.

For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

Clearly distinguish the Structure of Non-Executive Directors' Remuneration from that of Executives (Recommendation 9.3)

Metabolic's current structure for Non-Executive Director remuneration is differentiated from Executive remuneration to the extent that Non-Executive Directors do not receive cash bonus payments or leave entitlements. Non-Executive Directors are not provided with any post employment entitlements other than statutory superannuation as applicable.

Historically, Non-Executive Directors have been issued Options, and it is Metabolic's intention to continue granting Options to Non-Executive Directors, subject to shareholder approval. The Board recognises that this is a departure from best practice guidelines, however, it is common practice to grant Options to Non-Executive Directors in the Biotechnology Industry. The Board believes that this is an effective, low cost means of providing ownership of the Company to Non-Executive Directors, whilst conserving the Company's limited cash resources.

The following policies and statements can be downloaded from the Corporate Governance section of the Company's website: www.metabolic.com.au:

- Annual Corporate Governance Statement;
- Full Board Charter, including policy on Nomination / Appointment process;
- Code of Conduct;
- Code of Practice for Buying and Selling Shares;
- Audit Committee Charter;
- Continuous Disclosure Policy;
- Communications Policy;
- Risk Management Policy;
- Performance Evaluation Process for Directors and Executives; and
- Remuneration Committee Charter.

Remuneration Report

Introduction

This report outlines remuneration arrangements in place for Directors and Specified Executives of Metabolic.

It is important to recognise that the performance of Biotechnology companies can not be measured using the same fundamentals utilised in other industries. Metabolic has not yet made a profit as the Company is still in the process of nurturing grass roots research through to commercialisation. The Company has had a number of significant achievements in advancing its two main drugs to their current stage of clinical development. The key achievements and milestones of Metabolic are a more meaningful performance measure to correlate levels of remuneration.

The specific matters included in this Report are set out below under separate headings, as follows:

- **Details of remuneration – Directors (including Non-Executive Directors and Specified Executives)**
  This section sets out clearly the dollar value of all components of remuneration Directors or Specified Executives received during the year ended 30 June 2005, including details of equity instruments provided as remuneration.
- **Remuneration policy – Non-Executive Directors**
  This section describes the Company's rationale in determining Non-Executive Director payments and other relevant disclosures.
- **Remuneration policy – Executive Directors and Specified Executives**
  This section describes the Company's rationale in determining salaries and incentives for Executive Directors and Specified Executives, including explanations of the link between remuneration and company performance, as well as details of Executive employment contracts.

Details of Remuneration

For the year ended 30 June 2005, details of the remuneration of each Metabolic Director and Specified Executive are set out in the tables below.

Directors and Specified Executives were not granted any options as part of their remuneration during the year under review.

		Primary benefits				Post Employment		Equity	Other benefits	Total
Directors		Salary & Fees	Cash bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Superannuation	Retirement benefits	Options (iii)&(iv)	Other	
Dr Roland Scollay [1]	2005	132,180	–	–	2,109	10,321	–	–	20,000	164,610
(CEO / Managing Director and former Non-Executive Director)	2004	21,000	–	–	–	–	–	–	–	21,000
Dr Chris Belyea [2]	2005	250,008	–	–	5,061	22,501	–	–	–	277,570
(Chief Scientific Officer and former CEO / Managing Director)	2004	250,008	–	–	4,217	22,501	–	29,751	–	306,477
Dr Arthur Emmett	2005	66,462	–	–	–	4,387	–	–	–	70,849
(Chairman & Non-Executive Chairman)	2004	50,000	–	–	–	4,500	–	10,287	–	64,787
Dr Evert Vos [3]	2005	32,000	–	51,069	–	–	–	–	–	83,069
(Non-Executive Director)	2004	32,000	–	52,009	–	–	–	29,751	–	113,760
Mr Patrick Sutch	2005	30,000	–	–	–	–	–	–	–	30,000
(Non-Executive Director)	2004	3,750	–	–	–	–	–	–	–	3,750
Total remuneration for Directors	2005	510,650	–	51,069	7,170	37,209	–	–	20,000	626,098
	2004	356,758	–	52,009	4,217	27,001	–	69,789	–	509,774
Aggregate of Directors' Remuneration disclosed in the 2004 Annual Report [4]		370,258	–	89,509	–	28,216	–	99,540	–	587,523



		Primary benefits				Post Employment		Equity	Other benefits	Total
Specified Executives		Salary & Fees	Cash bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Superannuation	Retirement benefits	Options (iii)&(iv)	Other	
Mr David Kenley[5]	2005	205,257	10,000	–	5,061	19,390	–	–	–	239,708
(Vice President – Corporate Development & Joint Company Secretary)	2004	136,050	35,845	–	4,217	15,471	–	22,313	–	213,896
Ms Belinda Shave	2005	114,694	10,000	–	5,061	11,222	–	11,602	–	152,579
(Financial Controller/Company Secretary)	2004	107,165	4,000	–	4,217	10,005	–	4,210	–	129,597
Dr Caroline Herd	2005	161,772	10,000	–	5,061	15,459	–	12,848	–	205,140
(Vice President – Clinical Development)	2004	112,445	10,000	–	4,217	11,020	–	10,577	–	148,259
Mr David Smith[6]	2005	150,000	5,000	–	–	13,950	–	–	–	168,950
(Manufacturing Manager)	2004	127,885	–	–	–	11,510	–	–	–	139,395
Dr Mary Saleh	2005	101,411	2,000	–	5,061	9,307	–	957	–	118,736
(Vice President – Research)	2004	79,579	–	–	4,217	7,162	–	5,949	–	96,907
Dr Andrea McCracken	2005	103,336	12,000	–	5,061	10,380	–	14,503	–	145,280
(Research Manager)	2004	83,885	10,000	–	4,217	8,450	–	5,095	–	111,647
Total remuneration	2005	836,470	49,000	–	25,305	79,708	–	39,910	–	1,030,393
for Specified Executives	2004	647,009	59,845	–	21,085	63,618	–	48,144	–	839,701
Aggregate of Specified Executives disclosed in the 2004 Annual Report [7]		435,239	49,845	–	–	43,658	–	43,049	–	571,791

21

Notes:

1 *Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005. Prior to this appointment, Dr Scollay had served on the Board as a Non-Executive Director since November 2002. The amount disclosed for Salary & Fees for 2005 includes $17,500 in relation to Non-Executive Director's Fees paid to Dr Scollay from 1 July 2004 to 31 January 2005.*

2 *Dr Chris Belyea relinquished his role as CEO / Managing Director effective 31 January 2005, to take up the position of Chief Scientific Officer on 1 February 2005.*

3 *Dr Evert Vos was paid consultancy fees of $51,069 for additional services for 2004-05.*

4 *These amounts represent the aggregate of Directors disclosed in the 2004 Annual Report. The Directors specified in this report are different to those specified in the 2004 Annual Report.*

5 *Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic on 1 July 2005.*

6 *Mr David Smith commenced employment with Metabolic on 25 August 2003. The amount disclosed for 2004 represents 10 months remuneration for the year ended 30 June 2004.*

7 *These amounts represent the aggregate of Specified Executives disclosed in the 2004 Annual Report. The Executives specified in this report are different to those specified in the 2004 Annual Report.*

(i) *Bonuses*
Individual performance reviews were conducted in September 2004. Cash bonuses included in the remuneration of Specified Executives were granted in November 2004, based on qualitative individual performance determined during the formal review process.

(ii) *Non-monetary Benefits*
Non-monetary benefits consist solely of the value of car parking benefits.

(iii) *Fair Value of Options – current period*
For the period under review, the fair value of equity based remuneration, disclosed in the above tables, was determined using a binomial option-pricing model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The equity based remuneration included in the tables above relate to options issued pursuant to the Metabolic Employee Share Option Plan which have an expiry date between 54 and 59 months with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly, the amortised equity remuneration disclosed in the tables above reflect the apportioned value of the options during the year ended 30 June 2005. During the period under review, no amount has been included in the equity based remuneration section for each Director or Mr David Kenley as there were no options granted to those individuals during this period and options previously granted had all vested prior to the current period. Currently, the amortised fair values are not recognised as an expense in the financial statements and no adjustments have been made or will be made to reverse amounts previously disclosed in relation to options that never vest or are not exercised (i.e. actual forfeitures).

(iv) *Fair Value of Options – previous period*
The fair value of the prior year equity based remuneration, disclosed in the tables above, was determined using the Black-Scholes option-pricing model. The price-modeled value of the options were amortised and disclosed on a straight-line basis from the date of grant until expiry. This model took into account, as at grant date, the exercise price, the expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option.

For the period under review, the fair value of each option is estimated using a binomial option pricing model as indicated in note (iii) on the previous page, with the following assumptions:

Binomial Option Pricing Model Variables	Options granted on 11 December 2000	Options granted on 14 December 2001	Options granted on 22 November 2002	Options granted on 23 December 2003
Exercise Price	$0.80	$0.90	$0.90	$1.00
Risk-free interest rate	5.40%	5.33%	5.22%	5.56%
Volatility	35%	35%	35%	35%
Expiry Date	11 November 2005	14 November 2006	22 October 2007	23 November 2008
Dividend yield	–	–	–	–
Average Fair Value per option (cents)	7.8	18.0	16.0	26.0

Name	Number and value of options for the year ended 30.06.05					Total
Ms Belinda Shave	Number of options	–	–	–	120,000	120,000
	Value for year ended 30.06.05	–	–	–	$11,602	$11,602
Dr Caroline Herd	Number of options	–	250,000	150,000	–	400,000
	Value for year ended 30.06.05	–	$6,791	$6,057	–	$12,848
Dr Mary Saleh	Number of options	250,000	–	–	–	250,000
	Value for year ended 30.06.05	$957	–	–	–	$957
Dr Andrea McCracken	Number of options	–	–	–	150,000	150,000
	Value for year ended 30.06.05	–	–	–	$14,503	$14,503

Remuneration Policy – Non-Executive Directors

The Remuneration Committee requires the Board to determine the remuneration of Non-Executive Directors based on independent external advice with regard to market practice, relativities, and director duties and accountability. The Company's remuneration policy is designed to attract and retain competent and suitably qualified Non-Executive Directors, to motivate these Non-Executive Directors to achieve Metabolic's long term strategic objectives and to create value for shareholders. Non-Executive Director remuneration is commensurate with the responsibilities, time and risk involved in carrying out their directorship.

Fee Pool

Non-Executive Directors' fees are determined within an aggregate directors' fee pool limit, which is periodically approved by shareholders. At the 2004 Annual General Meeting, shareholders approved an increase in the maximum aggregate remuneration paid to Non-Executive Directors by $100,000, from $200,000 to $300,000.

Total Non-Executive Directors' fees paid during the year ended 30 June 2005, amounted to $150,350, representing 50% of the fee pool approved by shareholders at the 2004 Annual General Meeting.

Consulting fees paid to Non-Executive Directors for additional services are not included in this aggregate pool of fees.

Fees

The allocation of Non-Executive Directors' fees is reviewed regularly. The Chairman is paid additional fees in recognition of the additional responsibilities attaching to that role. No additional fees are paid to Directors for their duties as members of the Audit or Remuneration Committee. During the year ended 30 June 2005 the Company held a total of 13 formal meetings, including Committee, Board and Shareholder meetings.

According to the *Director and Senior Executive Remuneration Report* published by Corporate Remuneration Advisors (May 2005), the average total fixed remuneration for a Non-Executive Director and Chairman in the Chemicals/Biotechnology/Pharmaceuticals industry sector is $78,000 and $79,000 respectively. This average is significantly higher than the fees paid to the Non-Executive Directors of Metabolic.



Metabolic conducted a review of the remuneration paid to Non-Executive Directors and Chairpersons in 2004 of nine ASX listed peer companies[1]. This review also revealed that fees paid to Metabolic's Non-Executive Directors and its Chairman are below industry average.

Non-Executive Directors are reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

Equity participation

The Board encourages Non-Executive Directors to own Company shares. Subject to shareholder approval, Non-Executive Directors may receive equity as part of their remuneration.

Given the risks and responsibilities of Non-Executive Directors in the current environment, the cash component of the Non-Executive Director's fees is limited incentive. As Metabolic is still nurturing research and development projects to commercialisation and accordingly remains in an annual loss position, it is difficult to provide sufficient incentives without using an equity based plan. Whilst the Board acknowledges best practice for the granting of options to Non-Executive Directors, it has granted options to Non-Executive Directors as this is an effective, low cost means of providing ownership of the Company, whilst conserving the Company's limited cash resources. It is common practice to grant options to Non-Executive Directors in the Biotechnology Industry.

No options have been granted to Non-Executive Directors during the year ended 30 June 2005.

Retiring Allowance

No retiring allowances are paid to Non-Executive Directors.

Superannuation

Metabolic pays the statutory superannuation guarantee charge in relation to eligible Non-Executive Directors.

Remuneration Policy – Executive Directors and Specified Executives

Metabolic's overall group remuneration policy is set by the Board's Remuneration Committee. The policy is reviewed on a regular basis to ensure it remains contemporary and competitive.

For the Executive Directors and Senior Executives the policy is intended to be consistent with the *ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (Principle 9 Remunerate Fairly and Responsibly).* Broadly, this policy is intended to ensure:

- for each role, that the balance between fixed and variable (performance) components is appropriate having regard to both internal and external factors;
- that the set individual objectives will result in sustainable beneficial outcomes;
- that all performance remuneration components are appropriately linked to measurable personal, business unit or company performance; and
- that total compensation (that is, the sum of fixed and variable components) for each Executive is fair, reasonable and market competitive.

The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Executives and makes recommendations to the Remuneration Committee. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The relationship between Metabolic's remuneration policy and the Company's performance is set out in the section of this report titled Company Performance.

Generally, there are three components of Executive remuneration provided, as follows:

1. fixed annual remuneration comprising salary and benefits[2], including superannuation; and
2. short-term performance incentive; and
3. medium and long-term incentive, generally through participation in Metabolic's Employee Share Option Plan ("MESOP").

The combination of these three components comprises an Executive's total remuneration.

[1] *Companies were selected based on industry sector, clinical development and market capitalisation.*
[2] *The only non-monetary benefit provided to Executives is car parking.*

Fixed Annual Remuneration

Executives are offered a market competitive base salary. Base salary is reviewed on a regular basis against market data for comparable positions.

Adjustments to base salary are made based on promotion or significant role responsibility changes, pay relativities to market and relative performance in the role.

Short-Term Incentives

Short-term incentives in the form of cash bonuses are paid to selected Executives based upon individual performance and achievement of personal and corporate objectives. For example:

- satisfactory completion and design of clinical trials;
- securing Government and public funding through grants and share placements; and
- maintenance of high ethical standards.

Performance objectives and Key Result Areas are agreed with each Executive at the beginning of the period and performance is measured against indicators to determine the value of cash bonuses paid. The annual bonus pool is determined by a nominated percentage of the annual budget for salaries and is apportioned based on the outcomes of each individual performance evaluation conducted by the CEO / Managing Director.

Medium and Long-Term Incentives

Metabolic's medium and long-term Executive incentive policy aims to focus on corporate performance and retention of key Executives.

Historically, Executives have received option allocations under the Metabolic Employee Share Option Plan ("MESOP") which have an expiry date between 54 and 59 months from the grant date, and exercisable beginning the first anniversary of the date of grant, subject to continued employment.

Due to the speculative nature of the industry, it is not appropriate to grant the exercise of options subject to the satisfaction of traditional performance conditions, such as Total Shareholder Return (TSR) or share price targets. The options are issued for nominal consideration, and are granted at the discretion of the Board. The vesting condition attaching to these options is continued service. These options cannot be transferred and will not be quoted on the ASX.

Metabolic's medium and long-term incentive practices for Executives have been reviewed in detail during the current period.

The Board recognises that certain remuneration policies may need to be adjusted from time to time in order to ensure the appropriate mix between performance based and non-performance based elements and between long and short-term goals and rewards, depending upon the challenges facing the business and its objectives at any given point in its development.

Board Performance

Evaluating Board performance is an important element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. The Board conducts a comprehensive annual self-evaluation to determine whether it and its committees are functioning effectively. Metabolic has five Directors, and accordingly the costs associated with engaging an external consultant is not seen to be beneficial to the Company.

This financial year, each Director was required to complete a detailed questionnaire including roles and responsibilities, business strategy, senior management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve.

The Board intends to employ the same evaluation process in future years.

Company Performance

The statutory requirements for this section of the Remuneration Report were broadened this year to include a discussion of the relationship between remuneration policy and the Company's performance, including details of Company performance for the last four years. Given the inherent high-risk nature of the Biotechnology Industry, the direct correlation of Executive rewards and key financial performance measures such as Share Price, TSR, Net Earnings Per Share or Company Earnings, in the view of the Board, are inappropriate.

At this stage of Metabolic's drug and candidate pipeline, Metabolic's annual earnings are predominantly impacted by research and development expenditure, and costs associated with clinical trials. Accordingly, no dividends have been declared, nor has there been a return of capital since listing. Metabolic's share price has been driven by speculation in anticipation of results from clinical trials and is not necessarily indicative of future share price performance.



Metabolic has designed its remuneration policies to ensure significant linkage between rewards and specific achievements that improve shareholder wealth, including the following key measures:

- completion of clinical trials on time;
- qualitative individual performance;
- the addition of other pre-clinical or clinical stage drug candidates to continue building the pipeline;
- ensuring sufficient capital resources (through securing government grants and capital raisings); and
- further collaboration and partnerships.

The Board continues to review remuneration policy to ensure competitive and appropriate rewards for Executive performance, with transparent alignment to shareholder and employee interests.

Employment Contracts

Dr Roland Scollay – CEO / Managing Director

Dr Scollay served on the Metabolic Board as a Non-Executive Director since November 2002, and commenced an ongoing contract as CEO / Managing Director on 1 February 2005. A signing on bonus of $20,000 in addition to salary was paid to Dr Scollay upon commencement of his contract. Dr Scollay's contract will be reviewed annually in conjunction with a salary review. Under the terms of the present contract:

- Dr Scollay may resign from his position and thus terminate his contract by giving six months written notice;
- Metabolic may terminate Dr Scollay's contract by providing 12 months' written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of remuneration). On notice of termination by the Company, any long-term incentive options that have vested, or will vest during the notice period will be released. Long-term incentive options that are not vested will be forfeited; and
- Metabolic may terminate the contract at any time without notice in circumstances that warrant summary dismissal. Where termination with cause occurs, Dr Scollay is only entitled to that portion of remuneration which is fixed, and only up to the date of termination.

Performance based bonuses of up to 20% of salary will be paid annually against goals agreed between Dr Scollay and the Board. A one-off special bonus will be paid upon signing of a deal with a large pharmaceutical company, details and amount to be determined by the Board.

As a long-term incentive, Dr Scollay will be granted equity remuneration which will be subject to shareholder approval at the Company's next Annual General Meeting.

Other Director and Specified Executive contracts

All other Directors and Specified Executives are employed under standard ongoing employment contracts which do not specify a fixed term, performance conditions or termination benefits.

Other Information

Loans to Directors and Executives

No loans have been made to Directors of Metabolic or to any of the Specified Executives, including their personally-related entities.

Company Secretary

Details of the qualifications and experience of the Company Secretary are set out in the Board of Directors section in the Directors' Report.

This Directors' Report, incorporating the Corporate Governance Statement and Remuneration Report, has been signed in accordance with a Resolution of the Directors made on 25 August 2005.

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
25 August 2005



CONTENTS

Directors' Declaration	27
Statement of Financial Position as at 30 June 2005	28
Statement of Financial Performance for the year ended 30 June 2005	29
Statement of Cash Flows for the year ended 30 June 2005	30
Notes to the Financial Statements for the year ended 30 June 2005	31
Independent Audit Report	47

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's financial position as at 30 June 2005 and its performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration had been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
25 August, 2005

STATEMENT OF FINANCIAL POSITION at 30 June 2005

	Note	30 June 2005 $	30 June 2004 $
Current Assets			
Cash assets	3(a)	17,077,358	17,346,984
Receivables	3(b)	74,867	125,081
Other	3(c)	205,015	210,163
Total Current Assets		17,357,240	17,682,228
Non-Current Assets			
Property, plant and equipment	4	828,995	968,806
Other financial assets – investment in shares	5	500,000	–
Total Non-Current Assets		1,328,995	968,806
Total Assets		18,686,235	18,651,034
Current Liabilities			
Payables	6	1,212,230	1,867,412
Provisions	7(a)	157,546	66,364
Total Current Liabilities		1,369,776	1,933,776
Non-Current Liabilities			
Provisions	7(b)	34,719	32,741
Total Non-Current Liabilities		34,719	32,741
Total Liabilities		1,404,495	1,966,517
Net Assets		17,281,740	16,684,516
Equity			
Contributed equity	8	61,777,978	50,416,166
Reserves	9(a)	383,478	383,478
Accumulated losses	9(b)	(44,879,716)	(34,115,128)
Total Equity		17,281,740	16,684,516

STATEMENT OF FINANCIAL PERFORMANCE year ended 30 June 2005

	Note	30 June 2005 $	30 June 2004 $
Revenue from ordinary activities	2(a)	792,288	2,818,676
Research and development expenses	2(b)	(8,958,840)	(10,433,074)
Overhead expenses	2(b)	(2,598,037)	(1,929,128)
Loss from ordinary activities before income tax expense		(10,764,589)	(9,543,526)
Income tax expense relating to ordinary activities	10	–	–
Loss from ordinary activities after related income tax expense		(10,764,589)	(9,543,526)
Extraordinary items after related income tax expense		–	–
Net loss		(10,764,589)	(9,543,526)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(10,764,589)	(9,543,526)
Net increase in option premium reserves		–	101,506
Capital raising expenses		(479,007)	(61,653)
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity	8	(479,007)	39,853
Total changes in equity other than those resulting from transactions with owners as owners		(11,243,596)	(9,503,673)
Basic earnings per share (cents per share)	12	(4.68)	(4.42)
Diluted earnings per share (cents per share)	12	(4.68)	(4.42)

STATEMENT OF CASH FLOWS year ended 30 June 2005

	Note	30 June 2005 $	30 June 2004 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(12,031,321)	(11,913,490)
GST refund received		536,329	318,178
Interest received		725,729	691,033
Grant income		116,773	2,027,429
Net operating cash flows	13(b)	(10,652,490)	(8,876,850)
Cash Flows from Investing Activities			
Payments for plant and equipment	13(c)(i)	(478,950)	(491,126)
Investment in shares	13(c)(ii)	(500,000)	-
Net investing cash flows		(978,950)	(491,126
Cash Flows from Financing Activities			
Proceeds from share and option issues		11,361,813	19,865,334
Net financing cash flows	13(d)	11,361,813	19,865,334
Net increase/(decrease) in cash held		(269,627)	10,497,358
Cash at the beginning of the financial year		17,346,985	6,849,627
Cash at the end of the financial year	13(a)	17,077,357	17,346,985

1. Statement of Significant Accounting Policies

1.1 Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year.

The financial report has been prepared in accordance with the historical cost convention.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the Company, including the future value of the shares and options issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

1.2 Investments

Investments in listed companies are held at the lower of cost and market value and as such any unrealised gains are not recognised in the statement of financial performance.

1.3 Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.4 Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values.

1.5 Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and future income tax benefit (as disclosed, but not recognised in the Statement of Financial Position) including the tax effect of differences between income and expenses recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse. The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset as realisation of such benefit is not considered virtually certain.

1.6 Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

1.7 Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

1.8 Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

1.9 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest: Control of the right to receive the interest payment.

Government Grants: Control of the right to receive the grant from the government.

1.10 Research and Development

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off. Patent costs are expensed as incurred.

1.11 Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Office equipment	3 – 10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.12 Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues are recognised in the Statement of Financial Performance on a net basis.

Certain employees are entitled to participate in the Metabolic Employee Share Option Plan. The value of equity based remuneration described in note 11 is not being recognised as an employee benefits expense.

1.13 Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.14 Financial Instruments Included in Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.15 Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

1.16 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

1.17 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

		30 June 2005 $	30 June 2004 $
2.	**Revenue and Expenses**		
(a)	Operating loss from ordinary activities is after crediting the following revenues:		
	Revenues from ordinary operating activities:		
	Interest income from unrelated parties	675,515	790,411
	Grants received	116,773	2,027,429
	Sundry income	–	836
		792,288	2,818,676
(b)	Operating loss from ordinary activities is after charging the following expenses:		
	Research and development expense:		
	Salaries and oncosts	1,323,961	1,171,018
	AOD9604 Obesity Project	4,683,932	6,976,375
	ACV1 Neuropathic Pain Project	2,289,323	1,847,613
	Other R & D activities	661,624	438,068
		8,958,840	10,433,074
	Overhead expense:		
	Salaries and oncosts	1,102,108	652,119
	Operating leases	137,460	126,514
	Depreciation – office equipment	15,624	41,279
	Depreciation – laboratory equipment	216,998	123,671
	Other administration expenses	1,125,847	985,545
		2,598,037	1,929,128
		11,556,877	12,362,202
3.	**Current Assets**		
(a)	Cash Assets		
	Cash	127,358	26,984
	Term deposits (i)	16,950,000	17,320,000
		17,077,358	17,346,984
	(i) The term deposits mature within 58 and 94 days and have interest rates between 4.75% and 5.69% (2004: term deposit rates between 4.25% and 5.33%).		
(b)	Receivables		
	Interest receivable	74,867	125,081
(c)	Other Assets		
	Prepayments	119,294	73,765
	Security deposits	12,141	12,141
	Other	73,580	124,257
		205,015	210,163
4.	**Property, Plant and Equipment**		
	Office Equipment		
(i)	*Cost*		
	Opening balance	209,556	123,481
	Additions	76,257	86,075
	Closing balance	285,813	209,556
(ii)	*Accumulated Depreciation*		
	Opening balance	(104,530)	(63,251)
	Depreciation for the year	(45,622)	(41,279)
	Closing balance	(150,152)	(104,530)
	Net Book Value – Office Equipment	135,661	105,026

		30 June 2005 $	30 June 2004 $
4.	**Property, Plant and Equipment** (continued)		
	Laboratory, Plant & Equipment		
	(i) *Cost*		
	Opening balance	1,064,478	303,288
	Additions	46,553	761,190
	Closing balance	1,111,031	1,064,478
	(ii) *Accumulated Depreciation*		
	Opening balance	(200,698)	(77,027)
	Depreciation for the year	(216,999)	(123,671)
	Closing balance	(417,697)	(200,698)
	Net Book Value – Laboratory, Plant and Equipment	693,334	863,780
	Net Book Value – Property, Plant and Equipment	828,995	968,806
5.	**Other Financial Assets**		
	Investment in shares		
	Shares at lower of cost and recoverable value (i)	500,000	–

(i) The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005. The market value of these shares at 30 June 2005 was $562,500.

		30 June 2005 $	30 June 2004 $
6.	**Payables (Current)**		
	Creditors (unsecured)	1,195,854	1,867,412
	Payable to Directors	16,376	–
	Total payables	1,212,230	1,867,412
7.	**Provisions (Current & Non Current)**		
	(a) Current		
	Annual leave	157,546	66,364
	(b) Non Current		
	Long Service Leave	34,719	32,741
	Total Provisions	192,265	99,105
8.	**Contributed Equity**		
	Contributed equity at beginning of year	50,416,166	30,550,838
	Shares issued during the year 13(d)	11,817,818	19,926,980
	Transaction costs	(479,007)	(61,652)
	Monies held in trust for issue of shares	23,002	–
	Contributed equity at end of year	61,777,978	50,416,166
		Number of Shares	
	Movement in contributed equity for the year		
	On issue at start	227,989,605	170,572,544
	Issued during the year 13(d)	16,393,446	11,525,833
	Options converting to ordinary shares	2,914,102	45,891,228
	On issue at end	247,297,153	227,989,605

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

8. **Contributed Equity** (continued)

Options over Ordinary Shares

Date of Issue ASX Code (unlisted options)		01/03/04 MBPAU	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	Total
On issue at beginning of the year		350,000	580,000	1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	6,752,004
Issued during the year		–	–	–	–	–	–	–	–	–	–	–
Exercised during the year		(166,667)	(100)	(69,231)	(16,000)	–	(100)	–	–	(1,100,000)	(1,562,004)	(2,914,102)
Expired unexercised		–	–	–	–	–	–	–	–	(950,000)	–	(950,000)
Outstanding and exercisable at balance date		183,333	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	–	–	2,887,902
Issued subsequent to balance date		–	–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date		–	–	(484,615)	–	–	–	–	–	–	–	(484,615)
Cancelled subsequent to balance date		–	–	(646,154)	(114,000)	–	–	–	–	–	–	(760,154)
Outstanding and exercisable at date of Directors' Report		183,333	579,900	–	150,000	150,000	249,900	80,000	250,000	–	–	1,643,133
Number of recipients		6	6	6	4	2	1	2	1	10	11	
Exercise price		$1.25	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period: From		01/03/04	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	
To		01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date		01//03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown:	10%									10/3/00	10/3/00	
	40%									10/3/01	10/3/01	
	60%									10/3/02	10/3/02	
	80%									10/3/03	10/3/03	
	100%									10/9/04	10/3/04	
	20%		24/12/04		18/1/04	23/11/03	15/12/02	26/5/02	12/12/01			
	40%		23/12/05		18/1/05	23/11/04	15/12/03	26/5/03	12/12/02			
	70%		24/12/06		18/1/06	23/11/05	15/12/04	26/5/04	12/12/03			
	100%	1/3/04	24/12/07	23/7/03	18/1/07	23/11/06	15/12/05	26/5/05	12/12/04			

	30 June 2005 $	30 June 2004 $
9. Reserves and Accumulated Losses		
(a) Option Premium Reserve		
Balance at beginning of period	383,478	281,972
Issue of options during the period	–	101,506
Balance at end of period (i)	383,478	383,478
(b) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(34,115,127)	(24,571,602)
Net loss	(10,764,589)	(9,543,525)
Retained profits/(losses) at the end of the financial year	(44,879,716)	(34,115,127)

(i) Represents the nominal consideration paid for subscriber or employee options and the price modelled value of options issued in lieu of payment for services.

10. Income Tax

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

	30 June 2005 $	30 June 2004 $
Loss from ordinary activities before income tax	(10,764,589)	(9,543,526)
Prima facie tax calculated at 30% (2004: 30%)	(3,229,377)	(2,863,058)
Tax effect of permanent differences:		
– Research and development	(637,500)	(562,500)
– Listing expenses	12,579	15,217
– Entertainment expenses	860	753
Tax losses not brought to account	3,853,438	3,409,588
Income tax attributable to loss from ordinary activities	–	–
The estimated potential future income tax benefit at period end calculated at 30% (2004: 30%) in respect of tax losses not brought to account is:	15,004,086	11,295,363

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $63,680 (2004: $24,169) and provision for deferred income tax of $44,590 (2004: $39,595).

11. Employee Benefits Recognised

The aggregate employee benefit liability is comprised of:

	30 June 2005 $	30 June 2004 $
Provisions (Current) (see also note 7(a))	157,546	66,364
Provisions (Non-current) (see also note 7(b))	34,719	32,741
	192,265	99,105

The number of full time equivalents employed at 30 June 2005 was 20 (2004: 17).

Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

11. Employee Benefits Recognised (continued)

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options 30 June 2005

(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)		23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	Total
On issue at beginning of the year		580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	2,652,004
Issued during the year		–	–	–	–	–	–	–	–	–	–
Exercised during the year (ii)		(100)	–	(16,000)	–	(100)	–	–	(450,000)	(404,312)	(870,512)
Cancelled during the period		–	–	–	–	–	–	–	–	–	–
Outstanding at balance date and exercisable		579,900	207,692	264,000	150,000	249,900	80,000	250,000	–	–	1,781,492
Issued subsequent to balance date		–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date		–	(207,692)	–	–	–	–	–	–	–	(207,692)
Cancelled subsequent to balance date		–	–	(114,000)	–	–	–	–	–	–	(114,000)
Outstanding at date of Directors' Report and exercisable		579,900	–	150,000	150,000	249,900	80,000	250,000	–	–	1,459,800
Number of recipients		6	1	4	2	1	2	1	5	6	
Exercise price		$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period:	From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	
	To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date		23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown:	10%								10/3/00	10/3/00	
	40%								10/3/01	10/3/01	
	60%								10/3/02	10/3/02	
	80%								10/3/03	10/3/03	
	100%								10/9/04	10/3/04	
	20%	24/12/04		18/1/04	23/11/03	15/12/02	26/5/02	12/12/01			
	40%	23/12/05		18/1/05	23/11/04	15/12/03	26/5/03	12/12/02			
	70%	24/12/06		18/1/06	23/11/05	15/12/04	26/5/04	12/12/03			
	100%	24/12/07	23/7/03	18/1/07	23/11/06	15/12/05	26/5/05	12/12/04			

(ii) Information relating to options exercised by employees during the year ended 30 June 2005

		23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM
Number of shares issued										
Issue date:	05/07/04	–	–	–	–	–	–	–	15,000	–
	14/07/04	–	–	–	–	–	–	–	30,000	–
	27/07/04	–	–	16,000	–	–	–	–	–	13,928
	16/08/04	–	–	–	–	–	–	–	20,000	40,384
	02/09/04	–	–	–	–	–	–	–	25,000	107,692
	10/09/04	–	–	–	–	–	–	–	360,000	242,308
	09/06/05	100	–	–	–	100	–	–	–	–
Exercise Price paid by Employees										
Issue date:	05/07/04	–	–	–	–	–	–	–	12,000	–
	14/07/04	–	–	–	–	–	–	–	24,000	–
	27/07/04	–	–	14,400	–	–	–	–	–	6,035
	16/08/04	–	–	–	–	–	–	–	16,000	17,498
	02/09/04	–	–	–	–	–	–	–	20,000	46,663
	10/09/04	–	–	–	–	–	–	–	288,000	104,992
	09/06/05	100	–	–	–	90	–	–	–	–
Fair value of shares issued										
Issue date:	05/07/04	–	–	–	–	–	–	–	24,750	–
	14/07/04	–	–	–	–	–	–	–	33,300	–
	27/07/04	–	–	20,320	–	–	–	–	–	17,689
	16/08/04	–	–	–	–	–	–	–	25,200	50,884
	02/09/04	–	–	–	–	–	–	–	34,000	146,461
	10/09/04	–	–	–	–	–	–	–	496,800	334,385
	09/06/05	69	–	–	–	69	–	–	–	–

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

11. Employee Benefits Recognised (continued)

(a) Employee Options 30 June 2004

(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	28/10/98 MBPAK	Total
On issue at beginning of the year	–	207,692	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,658,850
Issued during the year	580,000	–	–	–	–	–	–	–	–	–	580,000
Exercised during the year (ii)	–	–	–	–	–	(40,000)	–	–	(21,077)	(92,308)	(153,385)
Cancelled during the period	–	–	–	(100,000)	–	(60,000)	–	–	(8,077)	(265,384)	(433,461)
Outstanding at balance date and exercisable	580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	–	2,652,004
Issued subsequent to balance date	–	–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date	–	–	(16,000)	–	–	–	–	(65,000)	(54,312)	–	(135,312)
Cancelled subsequent to balance date	–	–	–	–	–	–	–	–	–	–	–
Outstanding at date of Directors' Report and exercisable	580,000	207,692	264,000	150,000	250,000	80,000	250,000	385,000	350,000	–	2,516,692
Number of recipients	6	1	4	2	1	2	1	5	6	6	
Exercise price	$1.00¢	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) Information relating to options exercised by employees during the year ended 30 June 2004

Number of shares issued											
Issue date:	10/07/03	–	–	–	–	–	–	–	–	–	34,616
	22/07/03	–	–	–	–	–	–	–	–	–	57,692
	23/07/03	–	–	–	–	–	–	–	–	13,000	–
	06/08/03	–	–	–	–	–	40,000	–	–	8,077	–
Exercise Price paid by Employees											
Issue date:	10/07/03	–	–	–	–	–	–	–	–	–	14,999
	22/07/03	–	–	–	–	–	–	–	–	–	24,998
	23/07/03	–	–	–	–	–	–	–	–	5,633	–
	06/08/03	–	–	–	–	–	32,000	–	–	3,500	–
Fair value of shares issued											
Issue date:	10/07/03	–	–	–	–	–	–	–	–	–	27,693
	22/07/03	–	–	–	–	–	–	–	–	–	45,577
	23/07/03	–	–	–	–	–	–	–	–	10,140	–
	06/08/03	–	–	–	–	–	37,600	–	–	7,592	–

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

	30 June 2005 $	30 June 2004 $
12. Earnings per Share		
Basic earnings per share (cents per share)	(4.68)	(4.42)
Diluted earnings per share (cents per share)(i)	(4.68)	(4.42)
(a) The following reflects the income and share data used *in the calculation of basic and diluted EPS:*		
Net loss used in calculating basic and diluted earnings per share	(10,764,589)	(9,543,526)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	230,106,955	216,053,965
Effect of dilutive securities:		
Share options	1,329,357	1,846,875
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share	350,000	930,000

(i) As the Company has incurred a loss for the period under review, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

13. Notes to the Statement of Cash Flows

(a) Reconciliation of Cash

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The Company has no borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	30 June 2005 $	30 June 2004 $
Cash at bank	127,358	26,984
Short-term deposits	16,950,000	17,320,000
	17,077,358	17,346,984

(b) Reconciliation of Net Operating Cash Flow Activities to Operating Loss After Income Tax

	30 June 2005 $	30 June 2004 $
Net Loss	(10,764,589)	(9,543,526)
Adjustments for non-cash items		
Depreciation	262,621	164,950
Asset not paid for at year end	–	(356,140)
Issue of options for services provided	–	101,500
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	50,214	(99,378)
(Increase)/decrease in other assets	361,286	102,366
Increase/(decrease) in payables	(655,182)	707,328
Increase/(decrease) in employee provisions	93,160	46,050
Net cash used in operating activities	(10,652,490)	(8,876,850)

(c) Investing Activities

(i) Payment during the year of $478,950 for plant and equipment included $356,140 for equipment acquired in the previous financial year.

(ii) Subscription monies of $500,000 for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) issued on 28 January 2005.

13. **Notes to the Statement of Cash Flows** *(continued)*

(d) Financing and Investing Activities

During the year 19,307,548 ordinary shares were issued and contributed equity increased by $11,361,813:

	No. of Shares Issued	$
Exercise of Options:		
Unlisted options (ASX Code: MBPAU) issued in the previous financial year for services provided	166,667	208,334
Unlisted employee options (ASX Code: MBPAM)	1,562,004	676,816
Unlisted employee options (ASX Code: MBPAO)	1,100,000	880,000
Unlisted employee options (ASX Code: MBPAQ)	16,200	14,590
Unlisted employee options (ASX Code: MBPAS)	69,231	38,077
Private Placement		
Private placement of ordinary shares to institutional and professional investors	16,393,446	10,000,001
Total shares issued during the year	19,307,548	11,817,818
Reduction to equity:		
Capital raising costs recognised as a reduction in equity	–	(479,007)
Monies held in trust		
Monies held in trust for issue of shares under the Company's Share Purchase Plan	–	23,002
	19,307,548	11,361,813

14. **Director and Executive Disclosures**

(a) Details of Specified Directors and Specified Executives

Specified directors

Dr Arthur Emmett	Chairman (Non-Executive)
Dr Roland Scollay	Director (Chief Executive Officer)
Dr Chris Belyea	Director (Chief Scientific Officer)
Dr Evert Vos	Director (Non-Executive)
Mr Patrick Sutch	Director (Non-Executive)
Specified executives	
Mr David Kenley[1]	Vice President – Corporate Development & Joint Company Secretary
Dr Caroline Herd	Vice President – Clinical Development
Ms Belinda Shave	Financial Controller & Joint Company Secretary
Dr Mary Saleh	Vice President – Research

[1] *Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic effective from 1 July 2005.*

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of Metabolic Pharmaceuticals Limited is responsible for determining and reviewing compensation arrangements for the Directors and Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers by considering the performance of Executive Directors and Executives, the performance of the Company and the general pay environment to ensue that policies and practices enable the Company to attract, motivate and retain Directors and Executives who will create value for shareholders.

The Board is responsible for reviewing its own performance. The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Senior Executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

14. Director and Executive Disclosures (continued)

(ii) Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Specified Directors and Specified Executives, subject to shareholder approval as required. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently Directors, Executives and staff eligible for this scheme.

Directors and Specified Executives were not granted any options during the year under review as part of their remuneration.

(iii) Details of remuneration

For the year ended 30 June 2005, details of the remuneration of each Specified Director and Specified Executive are set out in the tables below.

		Primary benefits				Post Employment		Equity	Other benefits	Total
Directors		Salary & Fees	Cash bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Super-annuation	Retire-ment benefits	Options (iii)&(iv)	Other	
Dr Roland Scollay[1] *(CEO / Managing Director and former Non-Executive Director)*	2005	132,180	–	–	2,109	10,321	–	–	20,000	164,610
	2004	21,000	–	–	–	–	–	–	–	21,000
Dr Chris Belyea[2] *(Chief Scientific Officer and former CEO / Managing Director)*	2005	250,008	–	–	5,061	22,501	–	–	–	277,570
	2004	250,008	–	–	4,217	22,501	–	29,751	–	306,477
Dr Arthur Emmett *(Chairman & Non-Executive Chairman)*	2005	66,462	–	–	–	4,387	–	–	–	70,849
	2004	50,000	–	–	–	4,500	–	10,287	–	64,787
Dr Evert Vos[3] *(Non-Executive Director)*	2005	32,000	–	51,069	–	–	–	–	–	83,069
	2004	32,000	–	52,009	–	–	–	29,751	–	113,760
Mr Patrick Sutch *(Non-Executive Director)*	2005	30,000	–	–	–	–	–	–	–	30,000
	2004	3,750	–	–	–	–	–	–	–	3,750
Total remuneration for Directors	2005	510,650	–	51,069	7,170	37,209	–	–	20,000	626,098
	2004	356,758	–	52,009	4,217	27,001	–	69,789	–	509,774
Aggregate of Directors' Remuneration disclosed in the 2004 Annual Report[4]		370,258	–	89,509	–	28,216	–	99,540	–	587,523
Specified Executives										
Mr David Kenley[5] *(Vice President – Corporate Development & Joint Company Secretary)*	2005	205,257	10,000	–	5,061	19,390	–	–	–	239,708
	2004	136,050	35,845	–	4,217	15,471	–	22,313	–	213,896
Ms Belinda Shave *(Financial Controller & Company Secretary)*	2005	114,694	10,000	–	5,061	11,222	–	11,602	–	152,579
	2004	107,165	4,000	–	4,217	10,005	–	4,210	–	129,597
Dr Caroline Herd *(Vice President – Clinical Development)*	2005	161,772	10,000	–	5,061	15,459	–	12,848	–	205,140
	2004	112,445	10,000	–	4,217	11,020	–	10,577	–	148,259
Dr Mary Saleh *(Vice President – Research)*	2005	101,411	2,000	–	5,061	9,307	–	957	–	118,736
	2004	79,579	–	–	4,217	7,162	–	5,949	–	96,907
Total remuneration for Specified Executives	2005	583,134	32,000	–	20,244	55,378	–	25,407	–	716,163
	2004	435,239	49,845	–	16,868	43,658	–	43,049	–	588,659

Notes

1. *Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005. Prior to this appointment, Dr Scollay had served on the Board as a Non-Executive Director since November 2002. The amount disclosed for Salary & Fees for 2005 includes $17,500 Non-Executive Director's Fees paid to Dr Scollay from 1 July 2004 to 31 January 2005.*
2. *Dr Chris Belyea relinquished his role as CEO / Managing Director effective 31 January 2005, to take up the position of Chief Scientific Officer on 1 February 2005.*
3. *Dr Evert Vos was paid consultancy fees of $51,069 for additional services for 2004-05.*
4. *These amounts represent the aggregate of Directors' remuneration disclosed in the 2004 Annual Report. The Directors specified in this report are different to those specified in the 2004 Annual Report.*
5. *Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic on 1 July 2005.*

14. Director and Executive Disclosures (continued)

Notes (continued)

(i) Bonuses
Individual performance reviews were conducted in September 2004. Cash bonuses included in the remuneration of Specified Executives were granted in November 2004, based on qualitative individual performance determined during the formal review process.

(ii) Non-monetary Benefits
Non-monetary benefits consist solely of the value of car parking benefits.

(iii) Fair Value of Options – current period
For the period under review, the fair value of equity based remuneration, disclosed in the table above, was determined using a binomial option-pricing model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The equity based remuneration included in the table above relates to options issued pursuant to the Metabolic Employee Share Option Plan which have an expiry date between 54 and 59 months with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly the amortised equity remuneration disclosed in the table above reflects the apportioned value of the options during the year ended 30 June 2005. During the period under review, no amount has been included in the equity based remuneration section for each Director or Mr David Kenley as there were no options granted to those individuals during this period and options previously granted had all vested prior to the current period.

Currently the amortised fair values are not recognised as an expense in the financial statements and no adjustments have been made or will be made to reverse amounts previously disclosed in relation to options that never vest or are not exercised (i.e. actual forfeitures).

(iv) Fair Value of Options – previous period
The fair value of the prior year equity based remuneration, disclosed in the table above, was determined using the Black-Scholes option-pricing model. The price-modeled value of the options were amortised and disclosed on a straight-line basis from the date of grant until expiry. This model took into account, as at grant date, the exercise price, the expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk free interest rate for the expected life of the option.

For the period under review, the fair value of each option is estimated using a binomial option pricing model as indicated in (iii) above, with the following assumptions:

Binomial Option Pricing Model Variables	Options granted on 11 December 2000	Options granted on 14 December 2001	Options granted on 22 November 2002	Options granted on 23 December 2003	Total
Exercise price	$0.80	$0.90	$0.90	$1.00	
Risk-free interest rate	5.4%	5.33%	5.22%	5.56%	
Volatility	35%	35%	35%	35%	
Expiry Date:	11 November 2005	14 November 2006	22 October 2007	23 November 2008	
Dividend yield	–	–	–	–	
Average Fair Value per option (cents)	7.8	18.0	16.0	26.0	

Name	Number and Value of Options for the year ended 30.06.05					
Ms Belinda Shave	Number of options				120,000	120,000
	Value for year ended 30.06.05				$11,602	$11,602
Dr Caroline Herd	Number of options		250,000	150,000		400,000
	Value for year ended 30.06.05		$6,791	$6,057		$12,848
Dr Mary Saleh	Number of options	250,000				250,000
	Value for year ended 30.06.05	$957				$957

14. **Director and Executive Disclosures** (continued)

(c) **Equity instrument disclosures relating to Specified Directors and Specified Executives**

(i) *Options or shares provided as remuneration*

Details of unquoted options over unissued ordinary shares in Metabolic provided as remuneration to each Specified Director and each Specified Executive are set out below. The exercise of each option entitles the holder to one Ordinary Fully Paid Share in the Company which rank equally with existing Ordinary Fully Paid Shares. No amounts are unpaid on any shares issued on the exercise of options.

No options have been granted to Specified Directors or Specified Executives during the period under review.

(ii) *Option holdings*

Details of the movements in the number of options over ordinary shares in Metabolic held during the financial year, and vested during the year, by each Director and Specified Executive, are set out below:

Remuneration Option Holdings of Specified Directors and Specified Executives including number granted and vested during the year

	Balance 01/07/04	Granted as remuneration	Options exercised	Net Other Change	Balance Held 30/06/05	Vested at 30 June 2005 Vested total	Exercisable	Unexercisable	Vested during year
Specified Director									
Dr Roland Scollay	–	–	–	–	–	–	–	–	–
Dr Chris Belyea	1,000,000	–	(323,077)	(400,000)	276,923	276,923	276,923	–	–
Dr Arthur Emmett	500,000	–	(257,692)	(150,000)	92,308	92,308	92,308	–	–
Dr Evert Vos	1,000,000	–	(323,077)	(400,000)	276,923	276,923	276,923	–	–
Mr Patrick Sutch	–	–	–	–	–	–	–	–	–
Specified Executives									
Mr David Kenley	750,000	–	(542,308)	–	207,692	207,692	207,692	–	–
Dr Caroline Herd	400,000	–	(100)	–	399,900	234,900	234,900	165,000	105,000
Ms Belinda Shave	180,000	–	(60,000)	–	120,000	24,000	24,000	96,000	24,000
Dr Mary Saleh	250,000	–	–	–	250,000	250,000	250,000	–	75,000
Total	4,080,000	–	(1,506,254)	(950,000)	1,623,746	1,362,746	1,362,746	261,000	204,000

(iii) *Shareholdings*

Details of the movements in the number of ordinary shares in Metabolic held during the financial year by each Specified Director and each Specified Executive, including their personally-related entities, are set out below:

Shareholdings of Specified Directors and Specified Executives

	Balance 01/07/04	Granted as remuneration	On Exercise of Options	Net Change Other (sale or purchase of shares)	Balance Held 30/06/05*
Specified Director					
Dr Roland Scollay	–	–	–	–	–
Dr Chris Belyea	141,000	–	323,077	–	464,077
Dr Arthur Emmett	136,500	–	257,692	–	394,192
Dr Evert Vos	60,000	–	323,077	(100,000)	283,077
Mr Patrick Sutch	–	–	–	–	–
Specified Executives					
Mr David Kenley	1,615,023	–	542,308	(720,010)	1,437,321
Dr Caroline Herd	5,901	–	100	1,000	7,001
Ms Belinda Shave	85,400	–	60,000	–	145,400
Dr Mary Saleh	–	–	–	–	–
Total	2,037,923	–	1,506,254	(820,010)	2,724,167

* Balance of shares held at 30 June 2005 include directly held, nominally held shares and shares held by personally-related entitites.

14. Director and Executive Disclosures (continued)

(iv) Shares issued to Specified Directors and Specified Executives on exercise of Remuneration Options for year ended 30 June 2005

	Shares issued Number	$ per share Paid	$ per share Unpaid
Specified Directors			
Dr Chris Belyea	323,077	$0.43	$0.00
Dr Arthur Emmett	107,692	$0.43	$0.00
	150,000	$0.80	$0.00
Dr Evert Vos	323,077	$0.43	$0.00
Specified Executives			
Mr David Kenley	242,308	$0.43	$0.00
	300,000	$0.80	$0.00
Dr Caroline Herd	100	$0.90	$0.00
Ms Belinda Shave	60,000	$0.80	$0.00
Total	**1,506,254**		

15. Related Party Disclosures

Other than as disclosed in the Directors and Specified Executive Disclosures section of the financial statements (note 14), there were no transactions with related parties during the period under review.

	30 June 2005 $	30 June 2004 $
16. Remuneration of Auditors		
Audit Services:		
Amounts received, or due and receivable by Ernst & Young, for the audit and review of the financial reports:		
– half and full-year audits	32,000	21,500
Audit Services total for entity auditors	32,000	21,500
Non-Audit Services		
Amounts received, or due and receivable for other services by Ernst & Young:		
– preparation of tax return	2,000	2,000
– grant audits	–	6,500
– due diligence services	–	8,500
Non-audit Services total for entity auditors	2,000	17,000
Total for entity auditors	34,000	38,500

The directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

17. Corporate Information

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

18. Segment Information

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

19. Fair Value of Financial Instruments

(a) The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

(b) The Company's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.

	30 June 2005 $	30 June 2004 $
20. Commitments		
(a) Operating office lease expenditure contracted for, is payable:		
– Within the period of 12 months	146,476	171,876
– Within the period of 12 months to 5 years	162,946	28,646
Operating Leases have an average lease term of 3 years.		
(b) Commitments to various contractors and suppliers payable:		
– Within the period of 12 months	2,435,472	3,217,450
– Within the period of 12 months to 5 years	23,666	–

21. Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Metabolic Pharmaceuticals Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian Equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ending 30 June 2006. The Company has allocated internal resources and engaged its external auditor to conduct an impact assessment to identify key areas impacted by the transition to AIFRS. The opening balance sheet at 1 July 2004, the Company's transition date to AIFRS, has been prepared in accordance with AIFRS. This balance sheet will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ending 30 June 2006.

The key area where accounting policies are expected to change on adoption of AIFRS is under AASB 2 Share Based Payments.

(i) AASB 2 Share Based Payments

Under AASB 2, the Company will recognise the fair value of options granted to employees as remuneration since 7 November 2002, that had not vested by 1 January 2005, as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. This would result in a decrease in profit under AIFRS compared to AGAAP.

It has been estimated that the cumulative impact of the fair value of options granted to employees as remuneration to 30 June 2005 is $165,853, being $87,084 cumulative to 1 July 2004 and $78,769 for the year ended 30 June 2005. Accordingly the accumulated losses of the Company at 30 June 2005 will increase by $165,853 from $44,879,716 to $45,045,569.

	30 June 2005** $	1 July 2004* $
Reconciliation of equity as presented under AGAAP to that under AIFRS		
Total equity under AGAAP	17,281,740	16,684,516
Adjustments to retained earnings (net of tax)		
– Recognition of share-based payment expense	(165,853)	(87,084)
	(165,853)	(87,084)
Adjustments to other reserves (net of tax)		
– Recognition of share-based payment expense	165,853	87,084
	165,853	87,084
Total equity under AIFRS	17,281,740	16,684,516

* This column represents the adjustments as at the date of transition to AIFRS.

** This column represents the cumulative adjustments as at the date of transition to AIFRS (1/7/04) and those for the year ended 30 June 2005.

21. Impact of Adopting Australian Equivalents to International Financial Reporting Standards (continued)

(ii) Intangible Assets – Research and Development Costs

Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible asset would be expensed. The Company's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. Currently no research and development costs have been capitalised, therefore there is no quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iii) Income Taxes

AASB 112 *Income Taxes* requires the use of a balance sheet liability method, rather than the current income statement method which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. Under AGAAP, the tax effects of differences between cost base and tax base for an asset or liability is not recognised. Currently no tax assets for timing differences are recognised. This will be consistent under AIFRS.

In relation to tax losses carried forward, AASB 112 requires recognition of a deferred tax asset to the extent that it is probable there will be future taxable profits available against which the unused losses can be utilised. By contrast, AGAAP permits recognition of a deferred tax asset where recovery is virtually certain. Management do not believe that there is a quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iv) Financial Instruments

AASB 139 *Financial Instruments: Recognition and Measurement* requires the Company to record at fair value all of its investments in "available for sale" financial assets. This will impact the Company's investment in Neuren Pharmaceutical Limited. Under AGAAP, this investment has been recorded at the lower of cost and market value.

Management has decided to apply the exemption provided in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 139 for the financial year ended 30 June 2005. AASB 139 will be applied from 1 July 2005. The upward revaluation of the Neuren investment of $62,500 will be recognised directly in equity at 1 July 2005, through the Statement of Changes in Equity.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to potential amendments to AIFRSs and interpretations thereof, emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations, and ongoing work being undertaken by the AIFRS project team.

ERNST & YOUNG

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use off professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Denis Thorn
Partner

Melbourne
25 August 2005

Liability limited by the Accountant's Scheme, approved under the Professional Standards Act 1994 (NSW)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
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Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/09/2005

TIME: 10:48:18

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Release of Securities from Escrow-Monash Investment HldgsP/L

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
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metabolic

27 September 2005

The Companies Section,
The Australian Stock Exchange Limited
530 Collins Street
Melbourne, Vic. 3000

Dear Sir/Madam

Re: Monash Investment Holdings Pty. Ltd.
Release of Securities from Escrow

In accordance with Listing Rule 3.10A we advise that 21,677,520 ordinary fully paid ordinary shares (representing 8.52% of Metabolic's issued shares) held by Monash Investment Holdings Pty. Ltd. will be released from a two year voluntary escrow period on 13 October 2005.

Yours sincerely,

Belinda Shave
Company Secretary